
13002368

2012 ANNUAL REPORT

gordmans

something unexpected®

STORE LOCATIONS



North Dakota
• Fargo
• Grand Forks
Minnesota
• Mankato
• Minneapolis (3)
Wisconsin
• Appleton (2)
• Madison
• Wausau
South Dakota
• Rapid City
• Sioux Falls
Idaho
• Boise (2)
Iowa
• Cedar Rapids
• Coralville
• Council Bluffs
• Davenport
• Des Moines (3)
• Sioux City
• Waterloo
Illinois
• Champaign
• Chicago (3)
• Fairview Heights
• Moline
• Normal
• Peoria (2)
• Rockford (2)
• Springfield
Indiana
• Evansville
• Fort Wayne
• Indianapolis
• Lafayette
• Mishawaka
Nebraska
• Fremont
• Grand Island
• Lincoln
• Omaha (4)
Utah
• Ogden (2)
• Salt Lake City (2)
• Provo
Colorado
• Colorado Springs
• Denver (6)
Kansas
• Topeka
• Wichita (2)
• Lenexa
Missouri
• Kansas City (4)
• St. Joseph
• St. Louis (5)
• Springfield
Kentucky
• Lexington (2)
Tennessee
• Memphis (2)
Oklahoma
• Moore
• Oklahoma City (2)
• Tulsa (2)
Arkansas
• Little Rock
• Rogers
Mississippi
• Southaven

Gordmans Stores Inc. (NASDAQ: GMAN) operates 86 highly differentiated, everyday value price department stores under the trade name "Gordmans" located in 48 markets across 18 states.

Gordmans offers an incredible selection of name brand clothing for the family, accessories, footwear and home fashions for up to 60% off department and specialty store prices every day in fun, easy-to-shop stores.


gordmans
something unexpected®


SEC MAIL PROCESSING
RECEIVED
MAY - 1 2013
WASH, D.C.
193
SECTION

To Our Shareholders, Associates, Trade and Financial Partners:

During 2012, Gordmans significantly accelerated the pace of its expansion with the addition of nine new stores totaling approximately 450,000 gross square feet, a 50% increase in net new store growth compared to 2011. In addition, our store growth rate fulfilled our stated objective to increase our geographic footprint in excess of 10% annually. While we were quite disappointed that our top line growth did not translate into bottom line results, fiscal 2012 was also a year of several notable accomplishments that we believe will position our Company to capitalize on our many growth opportunities going forward. To highlight a few, we added a significant number of talented executives to our management team; we developed and implemented a loyalty program pilot that produced strong results; we implemented a new industry-leading, Oracle-based enterprise merchandising system in concert with a business intelligence system; and we developed a television-based, multi-year branding campaign critical for our expansion into new markets.

Operating Performance Highlights

Gordmans generated sales of $608 million in fiscal 2012, a 10.2% total increase over last year, but which equated to a slight deterioration in comparable store sales growth of 0.7%. Apparel, which comprised more than half of our revenue base, led the Company with a low single digit comparable store sales increase.

Our operating performance in the fourth quarter in particular negatively impacted our results for the year, as we incurred a 4.1% comparable store sales decrease following a comparable store increase of 2.1% for the same period in fiscal 2011. Our seasonal businesses suffered disproportionate sales decreases, and selected categories lacked sufficient selection that we strive to provide for our guests. This performance had a detrimental impact on earnings for the year as net income was $23.5 million compared to net income of $25.2 million in fiscal 2011. While our gross profit margin for fiscal year 2012 decreased 30 basis points to 43.6%, primarily due to fourth quarter results, it has expanded by 120 basis points over the last three years.

During the year we opened six new stores in four new markets: Boise, Idaho; Ogden, Utah; Salt Lake City and Indianapolis. In addition, we opened three stores in the existing multi-store markets of Minneapolis and Denver. We expanded our store base by 12% over the previous year to 83 locations in 18 states from 74 stores in 16 states.

Our balance sheet strengthened considerably in 2012. As of the end of the fiscal year, our cash position of $41 million exceeded that of the previous year by 15%, we had no borrowings outstanding under our $60 million revolving credit facility at any time during the year, and our net worth increased by 32% over the previous year to $102 million.

Expansion Plans

We have executed leases for 10 stores totaling approximately 500,000 gross square feet in fiscal 2013, a 12% expansion in our store base over 2012. We will enter six new markets and one new state with locations in Albuquerque, Milwaukee, Green Bay, Louisville, Kentucky, Valparaiso, Indiana and Minot, North Dakota. We also opened 3 stores earlier in the first quarter of this year in the existing markets of Salt Lake City and Peoria, Illinois. We will open four more stores at the end of the second quarter and three stores in the third quarter, by which time Gordmans will be operating 93 stores in 53 markets across 19 states, a 37% increase in our store count over the last three years.

With respect to fiscal 2014, we are currently in various stages of negotiations for several sites in a combination of new and existing markets, and have consummated leases for two locations. We intend to open at least 10 locations next year, and are primarily focused on opportunities in Wisconsin, Indiana, Michigan and Ohio.

Our ability to find compelling expansion opportunities in a diversity of markets from a size and income perspective as well in diverse shopping center formats is a reflection of the broad-based appeal of our selling proposition and the scalability of our business model. In addition, our developer partners continue to provide in excess of 90% of the capital costs associated with our new store construction projects, as our 50,000 square foot, fashion-oriented apparel and home décor format allows us to serve as a primary or secondary anchor and traffic draw for the shopping centers in which we locate. We continue to plan to capitalize on both new market opportunities that are primarily contiguous to our current markets, as well as on selected opportunities to fill in underpenetrated existing markets.

Strategic Initiatives

Per our previous guidance, comparable store sales and margins continue to be under pressure for the first quarter of this year as we focus on rebuilding our merchandise selection in the areas where we were deficient last year. Our first quarter business, especially apparel and apparel-related categories, has also been impacted by unusual weather patterns.

We believe that several initiatives that were completed or commenced in 2012 will contribute to improved results over the balance of this year as well as over the long term, including the following:

1. As indicated previously, we successfully implemented our Oracle enterprise merchandising system in the second quarter of 2012. This multi-million dollar technology infrastructure investment provides enhanced business intelligence reporting tools, enables more sophisticated merchandise allocation algorithms, supports multiple distribution centers, and much more. We have just begun to tap into the potential of this new system.
2. We piloted a guest loyalty program in the third quarter of 2012 that is designed to reward guests for their allegiance to the Company and to reduce reliance on coupon events while expanding our transaction frequency and average sales per transaction. Based on the success of this pilot, we plan to aggressively expand the loyalty program in 2013.
3. We are adding or intensifying a large number of important, nationally recognized brands as part of our ongoing merchandising strategy of strengthening our brands portfolio.
4. We developed a new television branding campaign that has been validated through market research as the most efficacious of any of our campaigns since 2009 in terms of motivating store visits, relevancy and believability. We will enhance this television campaign in 2013 with spots highlighting the selection, quality and value of our merchandise offerings.
5. We implemented several new store-based technologies, including mobile POS, service call buttons and traffic counting technology, and have significantly improved our store labor management process and supporting technology.
6. We entered into a lease for a ground up second distribution center in Indianapolis which will open next year with a 100 store capacity that will support our expansion strategy.
7. We continued to enjoy tremendous landlord participation with respect to the total project cost of new stores, as developers contributed in excess of 90% of the capital costs associated with our nine new 2012 stores and have committed a similar level for our 10 new 2013 stores.
8. Our executive officer team was strengthened considerably in fiscal 2012 with the additions of Tracie Wickenhauser, our senior vice president of stores and a former executive of Kohl's and Target; and Roger Glenn, our senior vice president of human resources and a former senior HR executive with Safeway and Mervyn's. In addition, at the end of fiscal 2012 Mike Morand, previously our executive vice president of planning and allocation, assumed the EVP and chief merchandising officer role following the departure of our previous CMO. Mike joined our Company in 2007 and previously held senior level positions in merchandising strategic planning, allocation and marketing for May Department Stores and Lord & Taylor (now part of Macy's) in Los Angeles, St. Louis and New York.

Our mission to delight our guests with big savings, big selection and fun, friendly associates is truly unique in the industry, as is our selling proposition to provide a big selection of apparel for all ages, accessories and home décor; outstanding savings every day; and a fun, unique energetic shopping experience. We believe that our concept resonates with consumers at all income levels, and that there are sufficient real estate opportunities available to sustain a long period of new store growth.

On behalf of our entire management team, thank you for your continued interest in and support of Gordmans.

Sincerely,

Jeff Gordman
President and Chief Executive Officer

GORDMANS STORES, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following information provides a reconciliation of non-GAAP financial measures presented to the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company has provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented which are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures. The Company's non-GAAP financial measures may differ from similar measures used by other companies.

The Company defines non-GAAP as reported amounts for the periods presented excluding the effects of one-time, pre-tax charges related to the initial public offering, principally fees associated with the termination of our consulting agreement with Sun Capital Partners Management V, LLC ("Sun Capital Management"). These non-GAAP financial measures provide the Company and investors with an understanding of the Company's financial measures adjusted to exclude the effect of the charges described above.

These non-GAAP financial measures assist the Company and investors in making a ready comparison of the Company's financial measures for fiscal year 2011 against the Company's results for fiscal year 2010 excluding the effects of one-time, pre-tax charges related to the initial public offering in fiscal year 2010.

The following table reconciles non-GAAP measures to the related GAAP financial measure for the period presented:

	Fiscal Year Ended January 29, 2011 (Unaudited – 000's omitted)		
	GAAP Basis As Reported	Amounts Adjusted	Non-GAAP Basis As Adjusted
Net sales	$ 517,001	$ —	$ 517,001
License fees from leased departments	6,321	—	6,321
Cost of sales	(299,060)	—	(299,060)
Gross profit	224,262	—	224,262
Selling, general and administrative expenses	(198,302)	10,589(1)	(187,713)
Income from operations	25,960	10,589	36,549
Interest expense	(744)	—	(744)
Income before taxes	25,216	10,589	35,805
Income tax expense	(9,618)	(3,837)	(13,455)
Net income	$ 15,598	$ 6,752	$ 22,350
Basic earnings per share	$ 0.91	$ 0.39	$ 1.30
Diluted earnings per share	$ 0.89	$ 0.39	$ 1.28
Basic weighted average shares outstanding	17,212,019	17,212,019	17,212,019
Dilutive weighted average shares outstanding	17,454,458	17,454,458	17,454,458

(1) Includes one-time pre-tax charges of $10.6 million related to the initial public offering, which were primarily fees associated with the termination of our consulting agreement with Sun Capital Management.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 001-34842

Gordmans Stores, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**26-3171987**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employee Identification No.)

12100 West Center Road,
Omaha, Nebraska 68144
(Address of principal executive offices, including zip code)

(402) 691-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definite proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). Yes ☐ No ☒

The aggregate market value of the registrant's common stock at July 31, 2012 (based on the closing price of the registrant's common stock on the NASDAQ Global Select Market on such date) held by non-affiliates of the registrant was approximately $159 million.

The number of shares of the registrant's common stock, $0.001 par value per share, outstanding as of April 12, 2013 was 19,416,676.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Gordmans Stores, Inc. definitive Proxy Statement for the 2013 Annual Meeting of the Shareholders to be held on May 22, 2013 are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

GORDMANS STORES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including the factors described in "Item 1A – Risk Factors" in this Annual Report on Form 10-K.

The forward-looking statements are only predictions based on our current expectations and our projections about future events. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other Securities and Exchange Commission filings and public communications. You should evaluate all forward-looking statements made in this Annual Report on Form 10-K in the context of these risks and uncertainties. The forward-looking statements included herein are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1. BUSINESS

Our Company

Gordmans Stores, Inc. (the "Company") is an everyday value price department store retailer featuring a large selection of the latest brands, fashions and styles at up to 60% off department and specialty store prices every day in a fun, easy-to-shop environment. Our merchandise assortment includes apparel for all ages, accessories (including fragrances), footwear and home fashions. As of February 2, 2013, we operated 83 stores under the trade name "Gordmans" located in 18 states situated in a variety of shopping center formats, including regional enclosed shopping malls, lifestyle centers and power centers.

Our History

The origins of Gordmans date back to 1915, and over the next 60 years evolved into a moderately-priced promotional department store concept. In 1975, entrepreneur Dan Gordman started the 1/2 Price Stores, the concept of which was to sell department store quality merchandise at half of department store regular prices as a vehicle to clear end-of-season product. More than twenty years later in 1996, Dan's grandson, Jeff Gordman, led an initiative to reposition the Company in an effort to better communicate our unique selling proposition, which went far beyond merely low prices. The repositioning included strengthening the portfolio of name brands, developing a new prototype store format, and significantly upgrading the store presentation in response to the evolving preferences of our guests. The capstone of this repositioning initiative was the re-naming of the stores from the 1/2 Price Stores to Gordmans, which was completed in fiscal 2000.

On September 17, 2008, Gordmans, Inc. shareholders sold 100% of the outstanding stock of Gordmans, Inc. to an affiliate of private equity firm Sun Capital Partners, Inc. ("Sun Capital") (the "Sun Capital Transaction").

In August 2010, we completed an initial public offering of our common stock, including 3,214,286 shares sold by the Company and 2,142,857 shares sold by selling stockholders. Pursuant to a shelf registration statement filed in May 2012 whereby Sun Capital may sell its remaining shares of our common stock, a public offering was completed in May 2012 under which 40,000 shares were issued by the Company and 3,460,061 shares were sold by selling stockholders. Our common stock is listed on the NASDAQ Global Select Market under the symbol "GMAN."

Our Business Model

Our uniquely positioned business model is built to capitalize on what we believe is an underserved need in the marketplace. While we technically compete within the off-price segment of the industry, we are actually a unique hybrid of specialty, department store, big box and off-price retailers. Our mission, *"We will delight our guests with big savings, big selection and fun, friendly associates!"* reflects our differentiated selling proposition, which is comprised of three elements: (i) savings of up to 60% off department and specialty store regular prices; (ii) a broad selection of fashion-oriented department and specialty store quality apparel, footwear, accessories (including fragrances), and home fashions; and (iii) a shopping experience that is designed to be infused with fun and entertainment and characterized by outstanding guest service in addition to well-organized, easy-to-shop stores. We believe that while other retailers may fare better than us on any one of our key elements of savings, selection or shopping experience, few, if any, attempt to optimize all three simultaneously to the same degree as we do.

We believe that pursuing a product differentiation and cost leadership strategy concurrently sets us apart from our competitors and has been critical to our success. Fashion-infused, name brand apparel, footwear, and accessories synthesized with unique home fashions merchandise form the foundation of our merchandise differentiation strategy. The goal of delivering everyday value prices that are below the lowest sale prices of department and specialty stores drives our cost leadership strategy. The key aspects of our business strategy are as follows:

- ***Unique Merchandise Offering.*** We synthesize our fashion-oriented, name brand apparel and accessories with an expansive home fashions selection. Certain segments of home fashions make up our destination business of "décor," such as wall art, floral and garden, and accent furniture and lighting. In addition to décor, we have developed our juniors' and young men's apparel categories into destination businesses (defined as categories with a broad and deep selection of brands and styles such that we believe Gordmans becomes a destination of choice for these categories), which combined represents a significant percentage of our total sales and inventory. Our goal is to dedicate a greater proportion of inventory resources to these businesses than any other off-price, mid-tier or department store retailer.

- ***Outstanding Value Proposition.*** From a cost leadership standpoint, it is our goal to offer everyday savings of up to 60% off department and specialty store regular ticketed prices. We believe we are able to achieve this goal because we procure merchandise from our vendors at a lower up front price by not requiring various allowances or imposing chargebacks that are common industry practices. We then pass those savings along to our guests by selling our merchandise at value prices every day. Many other retailers, including many of our competitors, agree to pay a higher initial price to their vendors, but then seek to offset that higher price by demanding various reimbursements and discounts. Such retailers carry their products at a higher ticketed retail price, but then sell the majority of their merchandise at a discount under various promotions and sales. Thus, while our all-in cost of merchandise, and the ultimate selling price to our guests, may be similar to that of our competitors, we offer our vendors and guests greater certainty of pricing, which we believe is attractive to both vendors and guests. Finally, opportunistic merchandise procurement strategies, which in conjunction with everyday value pricing define the off-price segment of the retailing industry, further enhance our value proposition. We undergo a due diligence process to validate our savings that includes verifying manufacturers' suggested retail prices, obtaining retail prices provided by our vendor partners, examining retail prices on a variety of ecommerce sites and examining retail prices in competitor store locations.

- ***Fun and Energetic Store Environment.*** Our store shopping experience is a critical component of our holistic selling proposition. The stores feature Gordmans Giggles, a children's theater seating area, Gordmans Grandstand, a sports-themed television viewing seating area, exterior and interior racetracks designed to facilitate easy navigation throughout the store as well as to maximize aisle real estate, and visual punctuation points identified by unique fixtures, overhead elements and flooring that articulate specialized merchandise presentations. Our 50,000 square foot store model is designed to be a fun and easy-to-shop store experience, to optimize both sales productivity and operational efficiency, and finally, to serve as an economical, scalable expansion vehicle.

Our Growth Strategy

We believe we are well positioned to leverage our unique selling proposition, scalable infrastructure and portable retail model to continue to capture market share and drive increased revenue and profitability. Our multi-pronged growth strategy is as follows:

- ***Expand Store Base.*** With a current store base of 83 stores, our objective is to increase our store base in excess of 10% annually. We believe that we can capitalize on both new market opportunities that are primarily contiguous to our current markets, as well as on selected opportunities to fill in existing markets.

- Our flexible store model is adaptable to a variety of shopping center developments, including enclosed regional shopping malls, lifestyle centers, power centers and redeveloped big boxes formerly occupied by other retailers. As part of our new store due diligence process, we employ a rigorous site selection methodology that typically evaluates, among other factors, population densities and growth rates, co-tenancy dynamics, retail sales per capita, traffic counts and household income.

- We operate an efficient store model that allows us to pursue both new construction and second generation space opportunities that produce strong cash flow. We seek to achieve a payback on investment from new stores, which includes our build-out costs (net of landlord contributions), initial inventory (net of payables) and pre-opening expenses, within one to two years.

• ***Drive Comparable Store Sales.*** We seek to maximize our comparable store sales by continuing to execute on a number of initiatives, such as:

  - *Expanding Our Destination Businesses.* We will continue to focus on our strategic points of differentiation, including juniors' apparel, young men's apparel, and décor, which have developed into significant destination businesses. We believe that these businesses in aggregate continue to have significant growth potential through a combination of adding targeted brands and expanding certain existing ones, strengthening and increasing selected product categories, and finally by allocating additional inventory dollars for their development.

  - *Capitalizing on the Underdeveloped Misses Apparel Business.* The overall size of the women's apparel industry is significantly larger than that of juniors' apparel. Although our women's apparel business improved in fiscal year 2012, compared to the juniors' business, our women's apparel sales for fiscal year 2012 were significantly less than that of juniors' apparel. We believe that by narrowing the gap between women's and juniors' apparel, we would experience a noticeable increase in our comparable store sales performance at a total company level. The strategy has been streamlined and refocused on a younger demographic consumer profile, leveraging the strength of the juniors' apparel business in a strategically contiguous manner.

  - *Developing Selected High Growth Potential Niche Businesses.* There are several niche businesses that we have been able to develop that we believe are underserved by the market, particularly by a majority of the other value-oriented retailers. These businesses include team apparel and related accessories, fragrances, special size apparel, pampered pet accessories, intimate apparel, decorative pillows, fashion rugs, legwear and handbags. We believe that these categories have substantial growth potential over the next few years, and that by employing the same expansion strategies that have generated success within our existing destination businesses, we can continue to expand these targeted categories as well.

  - *Augmenting Our Brands Portfolio.* We have had success adding a significant number of national labels to our brands portfolio across all merchandise divisions. In conjunction with consolidation of the industry over the past several years, our increasing market leverage should enable us to continue to acquire targeted brands desired by our guests, as well as to satisfy guest demand with respect to underdeveloped existing brands.

  - *Rewarding Guest Loyalty.* We launched a guest loyalty program pilot in the third quarter of fiscal 2012 in two markets. The guest loyalty program is designed to reward guests for their allegiance to the Company and to reduce reliance on coupon events while expanding our transaction frequency and average sale per transaction. Based on the results of this pilot, we will expand the guest loyalty program to additional markets in fiscal 2013 and determine how to best maximize the benefits of the loyalty program moving forward.

— *Leveraging Our Inventory Optimization Opportunities.* We will seek to increase the productivity of our stores by leveraging our investments in location planning, re-buying, replenishment and price optimization technologies and processes. By understanding the individual characteristics of each store, merchandise purchases can be adjusted to accommodate the stores that truly have a need rather than allocating merchandise into every store irrespective of inventory need. This approach translates into better merchandise assortments tailored to the needs of each store, faster turnover and stronger sell-through performance.

— *Utilizing Our State-of-the-Art Merchandising System.* We are using our new enterprise merchandising system, which was implemented in fiscal 2012, to elevate many of our processes, including business analytics, store optimization, and planning and allocation, and take full advantage of other technologies that we have implemented including point-of-sale, guest relationship management, distribution, and markdown optimization. The new merchandising system, in concert with full utilization of other technologies, provides the necessary support for us to pursue our growth plans and more effectively manage our existing store base. We have just begun to tap into the potential of this new system and we continue to work towards fully optimizing the merchandising system's capabilities.

- ***Leverage Cost Infrastructure.*** We intend to enhance our profit margins by leveraging economies of scale with respect to our cost infrastructure. Although we expect to experience some deleveraging in costs when we expand our distribution and logistics infrastructure in fiscal 2014 and move into a new corporate office in fiscal 2014, we believe that over a multi-year period our corporate overhead and distribution center costs will not increase at a rate proportionate with new and comparable store sales growth.

Recent Initiatives and Accomplishments

Due in part to the difficult economic environment, in fiscal year 2009 we opened only one store and opened only two new stores and relocated one store in fiscal 2010. As a result of our successful efforts on several key long-term initiatives, we opened six new stores and relocated one store in fiscal 2011, opened nine new stores in fiscal 2012 and plan to increase our store base by at least 10% annually in fiscal 2013 and beyond. These initiatives included:

- ***Management.*** We strengthened the talent level throughout the organization, including within senior management, the merchandising and stores teams and other support functions. Several talent strategies involving the selection process, assessment tools, succession planning and engagement have facilitated successes in this area.

- ***Merchandising.*** We have executed key merchandising strategies, including: improving product selection, the most important driver of guest loyalty and comparable store sales growth, by injecting greater diversity and breadth into our assortments; strengthening our destination businesses of juniors' and young men's apparel, team apparel and accessories and home décor; managing our merchandising assortments to attract a modern guest while continuing to serve the needs of a classic guest; elevating product quality, styling and pricelines in key businesses, including: women's and men's sportswear, young men's, juniors', intimate apparel and jewelry; and acquiring and intensifying highly recognized, national designers and brands.

- ***Marketing.*** We have reengineered our marketing strategy to focus on branding Gordmans as a fun, unique and energetic shopping experience that clearly articulates our unique selling proposition in a humorous, memorable manner. In order to accomplish this objective, our media mix is more heavily weighted toward television advertising, which we believe is our most efficacious branding vehicle. We now employ continuous marketing throughout the year and launched a new branding campaign in fiscal 2012 that we believe articulates our unique selling proposition in a way that resonates with existing and prospective guests. Our in-house advertising capabilities provide us with the flexibility to dynamically deliver creative collateral.

- ***Inventory Management.*** Over the last five years, we developed, implemented and refined an innovative pricing optimization technology and process that utilizes pattern recognition technology to determine the appropriate time to mark down merchandise in order to maximize both gross profit and inventory utilization efficiency. We also developed a tool to repurchase high performing items utilizing this same technology. Finally, we have refined our location planning process to build and maintain merchandise plans by store, an approach that translates into assortments tailored to the individual needs of each store.

- ***Enterprise and Business Intelligence Tools.*** We implemented our Oracle enterprise resource planning merchandising system in fiscal 2012. Although we have just begun to tap into the benefits this new enterprise merchandising system offers, this technology provides improved business intelligence reporting tools, enables more sophisticated merchandise allocation algorithms and supports multiple distribution centers and the expansion of our store base.

- ***New Stores.*** We increased our store base by 12% in fiscal year 2012, as we opened nine new stores in both new and existing markets, including two new states. We have executed leases for ten new stores in fiscal year 2013 in both new and existing markets, including one new state, which will represent a 12% increase in our store base.

- ***Distribution Capacity.*** We executed a lease in January 2013 for a 545,000 square foot distribution center in Indiana that is scheduled to open in mid-2014 and will support our existing primary distribution center and our future new store growth.

As a result of these initiatives, in conjunction with expanding our store base in fiscal 2012, we were able to increase sales by 33% and improve our gross profit margins by 120 basis points in aggregate for fiscal years 2010 through 2012. While we experienced deterioration in gross profit margin and a slight comparable store sales decrease in fiscal year 2012, we remain confident that these initiatives continue to position us for sustainable long-term growth.

Competition

We compete, to some degree, with all other retail formats: traditional department stores such as Macy's and Dillard's, national mid-tier chains including Kohl's and J.C. Penney, discount stores including Target and Wal-Mart and specialty stores such as Old Navy. We differentiate ourselves from discount stores (such as Target and Wal-Mart, who generally offer discount store brands and private label merchandise at similar prices) primarily by offering department and specialty store name brands, by providing a more upscale shopping environment and by emphasizing apparel and apparel-related accessories within our assortments. Our everyday value price strategy and smaller, better-organized store layouts set us apart from the majority of department stores (such as Macy's and Dillard's, who offer a broad selection in a multi-department, multi-level, large store format).

Compared to most off-price retailers (such as T.J. Maxx, Ross Stores and Stein Mart, who offer branded merchandise at discount prices), our stores are significantly larger, which enables us to present a much broader assortment of merchandise. Moreover, unlike most off-price stores, a Gordmans store is visually appealing and well-organized, utilizing merchandising techniques, visual displays, a departmental floor layout, fixture systems, signing and graphics similar to that of department and specialty stores. Finally, we do not carry imperfect merchandise and we offer complete assortments achieved through the negotiation of up-front discounts augmented by opportunistic buying strategies.

We believe our differentiated selling proposition has enabled us to operate successfully in the same markets as our primary off-price, discount and department store competitors. For example, as of February 2, 2013, approximately 49% of our stores operated within one mile of a Kohl's, 52% operated within one mile of a J.C. Penney and 61% operated within one mile of a Wal-Mart. As of February 2, 2013, a Wal-Mart operates within five miles of 100% of our stores, a Kohl's is located within five miles of 89% of our stores, and a J.C. Penney is located within five miles of 73% of our stores.

Our primary target guest is a 30 to 50-year-old mother with children living at home with a household income ranging from $50,000 to $100,000. However, given our strength in juniors' apparel, females between the ages of 15 and 29 also are an important target market. We believe that the broad appeal of our mission has enabled us to capture both discount store shoppers that desire to trade up as well as department and specialty store shoppers that desire better value every day.

Merchandising

Strategy

Our merchandising strategy is to offer the same recognizable brands, current season fashions, and styles carried by major department and specialty store chains at prices of up to 60% below their regular ticketed prices every day. To accomplish this strategy, our buyers seek to negotiate the best up-front net pricing in lieu of end-of-season markdown, advertising and return allowances, as well as other extraneous chargebacks. A variety of opportunistic buying strategies are also employed, including capitalizing on merchandise closeouts, cancelled orders, excess production capacity and excess finished or piece goods inventories.

We have a planning and allocation function that seeks to maximize the return on our investment in merchandise inventory. Systems and processes are in place to enable us to capitalize on emerging trends in the business while simultaneously seeking to optimize inventory efficiencies at a granular, individual store level.

Selection

Our merchandise selection includes a broad range of apparel, footwear, accessories (including fragrances), and home fashions products. Within apparel, we offer young men's, men's, juniors', women's, team, plus sizes, maternity and children's clothing, which includes offerings for infants, toddlers, boys and girls. Our accessories business includes designer fragrances, intimate apparel, handbags, sunglasses, fashion jewelry, legwear and sleepwear. Our stores also feature a large home fashions section, which includes wall art, photo frames, accent furniture, accent lighting, candles, ceramics, vases, seasonal décor, floral and garden, gourmet food and candy, toys, luggage, pet accessories, housewares, decorative pillows, fashion rugs, bedding and bath.

The following information reflects the percentage of revenues by major product category as a percentage of net sales:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Apparel	55.2%	54.3%	53.6%
Home Fashions	28.0	28.0	27.8
Accessories (including fragrances)	16.8	17.7	18.6
Total	100%	100%	100%

Licensing Agreements

Destination Maternity Corporation. In 2006, we executed a license agreement with Destination Maternity Corporation ("Destination Maternity"), a leading maternity retailer, to operate a maternity business in each of our stores. The license agreement expires on February 28, 2017 and contains automatic three-year extension terms and a one year notice period to cancel. The license agreement is for Destination Maternity's flagship Motherhood Maternity® brand. The brand is positioned in the value segment of the industry, representing a broad selection of fashion-oriented merchandise at value prices, and is therefore an ideal fit for us.

DSW, Inc. We have outsourced our footwear business since 1997, and in 2004 entered into a license agreement with DSW, Inc., a $2.2 billion specialty footwear retailer that sells a wide selection of designer and name brand footwear at everyday value prices. The license agreement expires on January 31, 2016 and contains automatic three-year extension terms and a six month notice period to cancel prior to the renewal periods.

Our footwear and maternity departments are staffed by our associates and are supported by operations personnel provided by our licensees who travel to our stores to work with our associates and provide recommendations regarding merchandise presentation and other operations-related issues. Our licensees own the inventory and have total authority over all aspects of the merchandise procurement process. We receive a license fee equal to a specified percentage of net maternity and footwear sales, respectively.

Sourcing

We maintain long-term, mutually beneficial sourcing relationships with a large group of suppliers. In fiscal year 2012, we purchased merchandise from nearly 950 vendors, the largest of which comprised only 2.0% of total purchases. This diversification in our supplier base provides us with flexibility and negotiating leverage. We have no long-term purchase commitments or arrangements with any of our suppliers. We have become a preferred partner to the vendor community due to our transparent, streamlined and mutually profitable approach to the business.

Private Label Credit Card

In 2002, we entered into an agreement with Alliance Data Systems ("ADS") to create, administer and process the Gordmans credit card program, which enhances guest loyalty and allows us to identify and regularly communicate with some of our best guests, as well as serves to augment our guest database. ADS approves all applicants for the Gordmans credit card, carries the receivables for charges made to the card, bears all risk of loss associated with the credit that is extended to our guests, and receives all fees associated with the cards. We recognize sales charged to the Gordmans credit card at the time the charge is approved at the point of sale in the same manner as other credit cards.

Marketing Message and Creative Strategy

The foundation of our marketing message is 'Incredible selection! Department store quality! Big savings!', which conveys two of our three elements comprising our unique selling proposition. In addition, our pricing strategy is specifically articulated as 'Save Up To 60% Off Everything Every Day.' This pricing strategy is designed to significantly elevate the pricing dimension of our unique selling proposition and communicate it in a clear and compelling fashion, enabling our guests to reconcile the paradox to maintain their aspirational lifestyles in an affordable manner. Our prices are clearly marked and always have the comparative retail selling price noted on the price tag and our receipt messaging displays the amount saved by shopping at Gordmans.

Our television commercials are deployed in an ongoing continuity strategy in excess of 30 weeks per year, which represents a dramatic departure from our own traditional retail event strategies of the last decade. While the creative messaging strategy for fiscal year 2012 continued to build upon the existing branding campaign to leverage viewer recall and further reinforce our savings message, it also aimed to show our viewers how we differentiate from our competitors. These branding spots were supplemented with merchandise-driven spots to enhance key retail selling periods as well as to showcase our broad merchandise selection. In fiscal year 2013, we plan to allocate more of our television marketing dollars to higher volume markets.

Our social and mobile media strategy works synergistically with our television, print, direct mail and email collateral. Through various promotions, dynamic content and exclusive offers, we are engaging our guests in a more targeted and personal fashion. In addition, we offer mobile campaigns that allow us to offer promotions and contact guests directly on their mobile devices as this medium continues to grow.

Our Stores

As of February 2, 2013, we operated 83 stores in 18 states with a total of 4.7 million square feet and an average store size of 57,000 square feet. The stores are comprised of 66 prototype locations with an average age and size of seven years and 54,000 square feet, respectively, and 17 legacy locations with an average age and size of 24 years and 68,400 square feet, respectively. The average age of all stores, including prototype and legacy locations, is 10 years. Of our 83 locations, 73 were comparable stores at the end of fiscal 2012, which we define as stores that have been open at least 16 months.

Our stores are located in large, medium, and small metropolitan statistical areas throughout our 18 state trade area. Our distinctive big box, fashion-oriented apparel and home fashions format provides a strong primary or secondary anchor with the ability to attract significant complementary co-tenants. Our stores are located in a wide variety of shopping center developments including enclosed regional shopping malls, lifestyle centers, power centers and redeveloped big boxes formerly occupied by other retailers. The table below sets forth the number of stores in each of these 18 states.

State	Stores	State	Stores	State	Stores
Arkansas	2	Kansas	4	Nebraska	7
Colorado	7	Kentucky	2	Oklahoma	5
Idaho	2	Minnesota	4	South Dakota	2
Iowa	9	Mississippi	1	Tennessee	2
Illinois	11	Missouri	11	Wisconsin	4
Indiana	5	North Dakota	2	Utah	3

Our 50,000 square foot store model features an easy-to-shop, dual racetrack layout designed to facilitate easy navigation throughout the store as well as to maximize aisle real estate. The open, contemporary floor plan provides a visual roadmap of the entire store from the entrance and provides us with the flexibility to easily expand and contract departments in response to consumer demand and preferences, seasonality and merchandise availability. Other features of the store model include unique entertainment elements such as Gordmans Giggles, a children's theater, and Gordmans Grandstand, a sports-themed seating area and punctuation points identified by unique fixtures, overhead elements and flooring accentuate specialized merchandise, lifestyle presentations and key items. Virtually our entire inventory is displayed on the selling floor.

Information Technology

We believe that use of technology is extremely important to our business and have made a significant number of technology investments over the last several years, integrating business processes and technology to facilitate growth, efficiency and risk mitigation. We acquire perpetual licenses or subscriptions to use this technology and own few proprietary software applications. We generally pay annual maintenance fees in order to maintain the most current versions of the software and to receive technical support.

We implemented Oracle's Retail Merchandising System ("RMS") in fiscal 2012, which is industry-leading software that will elevate many of our processes including business analytics, store optimization, and planning and allocation. As we execute our growth strategy, RMS will allow us to more efficiently allocate and utilize our inventory, leverage our cost infrastructure and analyze our business.

Our point-of-sale system enhances the guest experience by optimizing the speed and ease of the checkout process. The system makes extensive use of smart barcodes to eliminate the need for cashier intervention in the processing of promotions. These barcodes also facilitate the tracking of promotional effectiveness, ensuring compliance and reducing fraud. We also make significant use of wireless handheld terminals in our retail locations to expedite the processing of markdowns and measure markdown compliance.

To better optimize store payroll, we implemented a time and attendance system in all locations and built upon this platform with a store labor-scheduling system to more efficiently align payroll resources with both workflow and store traffic patterns. We will continue to refine and enhance the labor scheduling system in 2013.

Advanced planning and allocation applications have allowed us to better control inventory and ensure a consistent merchandise receipt flow. Systems also facilitate the creation of location-specific sales, inventory and receipt plans at a detailed level, which seamlessly integrate with our allocation system. Of particular note are a suite of applications and processes pertaining to markdown optimization as well as re-buying and replenishment. These applications use sophisticated pattern recognition algorithms to simulate multiple pricing and sales scenarios dynamically, automatically generating price changes to maximize profitability. Where it calculates that demand will outstrip supply, the system generates repurchase recommendations by item by store.

A warehouse management system has already increased the efficiency of our supply chain. Whereas the legacy application required extensive paper-based processing and manual key-entry, the new radio-frequency based system allows us to shorten the time it takes merchandise to reach the sales floor and to monitor the flow of goods more granularly and accurately. Together with other systems, our warehouse management system allows us to track items continuously from the time of purchase order generation through shipping, receiving, processing and store delivery, and has detailed truck-manifesting capabilities that improve the efficiency with which we plan store labor.

Having achieved compliance with the Payment Card Industry (PCI) Data Security Standard (DSS), we have demonstrated our commitment to keeping guest information secure. We have segmented sensitive network traffic and encrypted specific data elements. In addition, we have increased application security and implemented change control procedures. Physical security prevents unauthorized access to in-scope equipment in the stores and at the corporate office. Extensive intrusion detection measures and periodic vulnerability scans significantly reduce the risk of a breach.

To help reduce shrink and control theft, we employ technology that integrates video surveillance with transaction data. The system scans transaction logs for signs of improper activity and alerts Loss Prevention associates. A migration to internet protocol-based cameras has begun and has already increased our remote monitoring and apprehension capabilities. Centrally located associates may now assist in-store agents as they track and pursue subjects.

Distribution and Logistics

We centrally distribute the majority of our merchandise from two facilities in Omaha, Nebraska. Through the use of third party national and international freight and logistics companies, we coordinate pick-up of merchandise from our vendors for delivery to our distribution center where it is received, inspected, processed and distributed to our retail stores. We utilize the services of several third party carriers for delivery of merchandise from our distribution centers to our stores.

Our primary distribution center is a 380,000 square foot (26% of which is mezzanine space) flow-through facility that operates with a leading edge distribution center management system that utilizes radio frequency technology to monitor and manage the movement of merchandise. We believe that our innovative put-to-light merchandise packing technology is a unique feature of this system.

Our primary distribution center is supported by a 140,000 square foot warehouse located approximately four miles from our primary distribution center. This facility relieved the shipping and hardlines staging limitations we faced in our primary distribution center and will support our planned growth through 2014. This facility enables us to serve up to 27 additional stores and can support chain-wide expansion to approximately 110 stores.

Construction of a second distribution center will begin in 2013 to support our planned growth beyond 2014. This distribution center, which will be located near Indianapolis, Indiana, will have approximately 545,000 square feet and will require approximately $22 million to $23 million in capital expenditures in 2013 and 2014. The second distribution center is positioned geographically to maximize our ability to leverage our inbound and outbound transportation expenses and will support our retail expansion growth.

Our combined distribution centers processed 66.9 million units in fiscal year 2012, which represented a 13.5% increase from the previous year.

Associates

As of February 2, 2013, we employed approximately 500 salaried associates and 4,700 hourly associates, the latter of which includes approximately 3,700 part-time associates. None of our associates are unionized, nor have we ever suffered from a work stoppage. We offer competitive compensation and attractive benefit plans to our full-time associates who meet eligibility requirements. Our benefits include medical insurance; dental insurance; basic and supplemental life insurance; short-term and long-term disability insurance; medical and dependent care flexible spending accounts; a 401(k) savings plus plan; up to four weeks of vacation; eight paid holidays; and a 20% associate discount on purchases in our stores.

In order to enhance the talent pool of our associates, our management utilizes a talent-based hiring process that employs a structured interview tool to assess an individual's natural talent for their respective role in the organization.

Seasonality

Our business is subject to the seasonal fluctuations typical of the retail industry. A disproportionate amount of our sales and net income are realized during the fourth quarter, which includes the holiday selling season. Operating cash flows are typically higher in the fourth fiscal quarter due to inventory related to working capital requirements in the third fiscal quarter. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas, and regional fluctuations such as sales tax holidays.

Intellectual Property

We currently own five trademarks including: G; Gordmans; G Something Unexpected; Give the Unexpected; and Something Unexpected. We believe that the recognition associated with our trademarks makes them valuable to our business.

Available Information

Our website address is www.gordmans.com. We make available on our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish such material to the Securities and Exchange Commission. Such reports can be accessed through the investor relations section of our website. The information on our website, whether currently posted or in the future, is not part of this or any other report we file with or furnish to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

Our business faces a number of risks and uncertainties, which are summarized as follows. While the risks and uncertainties described below are those with the most impact on our business, there may be additional risks and uncertainties not currently known to us or that we consider to be immaterial that may have an impact on our business.

Our business is sensitive to consumer spending and general economic conditions, and an economic slowdown or economic uncertainty could adversely affect our financial performance.

Consumer purchases of discretionary retail items, including our merchandise, generally decline during recessionary periods and other periods when disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, including employment, consumer debt, market turbulence, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, value of the United States dollar versus foreign currencies and other macroeconomic factors. Deterioration in economic conditions, economic uncertainty or unemployment levels may reduce the level of consumer spending and inhibit consumers' use of credit, which may adversely affect our revenues and profits. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores. Economic conditions and slowdowns in the economy could adversely affect shopping center traffic and new shopping center development and could have a material adverse effect on our business, our financial condition and our results of operations.

Our business is highly dependent upon our ability to identify and respond to new and changing fashion and style trends, guest preferences and other related factors, and our inability to identify and respond to these new trends may lead to inventory markdowns and write offs, which could adversely affect our brand image and results of operations.

Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable merchandise offerings. Although we attempt to stay abreast of the fashion tastes of our guests and provide merchandise that satisfies guest demand, fashion trends can change rapidly and we cannot assure you that we will accurately anticipate shifts in fashion trends and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our merchandise or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels which could result in higher markdowns, any of which would have a material adverse effect on our business, our financial condition and our results of operations.

There can be no assurance that our new merchandise offerings will have the same level of acceptance as our merchandise offerings in the past or that we will be able to adequately and timely respond to the preferences of our guests. The failure of any new merchandise offerings to appeal to our guests could have a material adverse effect on our business, our financial condition and our results of operations.

Our sales and profitability fluctuate on a seasonal basis.

Our business is affected by the seasonal pattern common to most retailers. Historically, our highest net sales occur during the fourth quarter, which includes the holiday selling season. Any significant decrease in net sales during the holiday season would have a material adverse effect on our business, our financial condition and our results of operations. In addition, in order to prepare for this season, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up in both the third and fourth quarters may require us to expend cash faster than we generate by our operations during this period and to borrow on our revolving line of credit facility. Any unanticipated decrease in demand for our merchandise during this peak shopping season could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image with guests.

We face intense competition in the retail industry.

We face substantial competition for guests from regional and national department stores, specialty stores, discount stores, mid-tier stores and off-price retail chains. We compete on the basis of a combination of factors, including among others price, breadth, quality and style of merchandise offered, in-store experience, level of guest service, ability to identify and offer new and emerging fashion trends and brand image. Many of these competitors are larger and have significantly greater financial and marketing resources than we do. Many of our competitors also generate ecommerce sales, and we do not currently sell our merchandise online. Accordingly, we may face periods of intense competition in the future which could have a material adverse effect on our profitability and results of operations. We may not be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our profitability and results of operations.

Our inability to maintain or improve levels of comparable store sales could cause our stock price to decline.

Comparable store sales are an important indicator of current operating performance, with higher comparable store sales helping us to leverage certain of our fixed expenses and positively impact our operating results. We may not be able to maintain or improve the levels of comparable store sales that we have experienced in the past.

We experienced a 0.7% comparable store sales decrease in fiscal year 2012, and our annual comparable store sales have ranged from a decrease of 4.5% to an increase of 8.4% during the past five fiscal years. If our future comparable store sales decline or fail to meet market expectations, the price of our common stock could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and will fluctuate in the future. A variety of factors affect comparable store sales, including fashion trends, competition, current national and regional economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, inventory shrinkage, the success of our multi-channel marketing programs, the timing and level of markdowns and weather conditions. In addition, many retailers have been unable to sustain high levels of comparable store sales growth during and after periods of substantial expansion. These factors may cause our comparable store sales results to be materially lower than in recent periods and our expectations, which could adversely affect our profitability and results of operations and result in a decline in the price of our common stock.

Our advertising, marketing and promotional strategies may be ineffective and inefficient.

Our profitability and results of operations may be materially affected by the effectiveness and efficiency of our marketing expenditures and our ability to select the right markets and media in which to advertise. In particular, we may not be successful in our efforts to create greater awareness of our stores and our promotions, identify the most effective and efficient level of spending in each market and specific media vehicle and determine the appropriate creative message and media mix for our advertising, marketing and promotional expenditures.

We utilize several types of advertising media, including newspaper inserts. The newspaper business is under increasing economic pressure, and the demise of certain newspapers would jeopardize an important distribution method for our advertising. As such, we will continue to allocate a greater portion of our advertising budget to television, as well as mobile, email and social as these mediums continue to grow. We also plan to leverage our loyalty program as a medium of advertising beginning in fiscal year 2013.

Our planned marketing expenditures and allocation of those expenditures to the various marketing mediums we utilize may not result in increased revenues. In addition, if we are not able to manage our marketing expenditures on a cost-effective basis, our profitability and results of operations could be materially and adversely affected.

The termination or non-renewal of our licensing agreements with DSW Inc. and/or Destination Maternity Corporation could adversely affect our business.

Our footwear business is currently operated under a license agreement with DSW, Inc., and our maternity business is currently operated under a license agreement with Destination Maternity Corporation for its Motherhood Maternity® brand. In both instances, we receive a license fee equal to a specified percentage of net footwear and maternity revenue. Our total license fee income in fiscal year 2012 was $7.4 million, or approximately 3% of our gross profit. If either DSW or Destination Maternity is unable or unwilling to continue to act as our licensee or supply us with our desired level of inventory, we could suffer a loss of income and guest traffic until such time as we are able to replace these licensees or to establish the structure to manage these businesses directly.

Failure to execute our buying and inventory management strategies could adversely affect our business.

Our business is dependent, to a significant degree, upon our ability to purchase fashion and brand name merchandise, and to do so at prices that are consistent with our cost leadership strategy. We must continuously seek out buying opportunities from our existing suppliers and from new sources, for which we compete with other retailers. Driving traffic to our stores and increasing comparable store sales requires continued replenishment of fresh, high quality, attractively priced merchandise in our stores. Our buying philosophy gives considerable discretion to our buyers, subjecting us to risks on the timing, pricing, quality and nature of inventory flowing to the stores. In addition, we base our purchases of inventory, in part, on sales forecasts. If our sales forecasts do not match guest demand, we may experience higher inventory levels and decreased profit margins.

Our ability to purchase merchandise could become limited by the consolidation or demise of merchandise vendors. Our ability to obtain merchandise may also depend on certain manufacturers' ability to obtain vendor financing through factoring companies, and to the extent they are unable to secure sufficient credit from those factors, we may not be able to purchase merchandise from them.

We have distribution facilities to support our stores and if we encounter difficulties associated with our distribution facilities or if the facilities were to shut down for any reason, we could face shortages of inventory that would have a material adverse effect on our business operations and harm our reputation.

Our two distribution facilities are located in Omaha, Nebraska. Our distribution facilities support our entire business. The majority of our merchandise is shipped to the distribution facilities from our vendors, and then packaged and shipped from our distribution facilities to our stores. The success of our stores depends on their timely receipt of merchandise. The efficient flow of our merchandise requires that we have adequate capacity in our distribution facilities to support our current level of operations, and the anticipated increased levels that may follow from our growth plans. If we encounter difficulties associated with our distribution facilities or if either were to shut down for any reason, including by fire or natural disaster, even though we have a disaster recovery and business continuity plan that provides for off-site merchandise processing capability in the event of a disruption, we could face shortages of inventory, resulting in temporary out-of-stock conditions in our stores, as well as incur significantly higher costs and longer lead times associated with distributing merchandise to our stores, which could have a material adverse effect on our business and harm our reputation.

To support our growth plans beyond 2014, construction of a second primary distribution center that we will lease will begin in early 2013 and is expected to be completed and ready for occupancy in 2014. Our failure to secure this additional distribution capacity when necessary, or if we encounter difficulties associated with getting this distribution center ready for use, could impede our growth plans. In addition, we could encounter difficulties related to information technology and integration with material handling equipment, the appropriate allocation of inventory among our stores and the efficient flow of our merchandise as a result of moving from our current one distribution center environment to a two distribution center environment

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our merchandise shipments, including shipments from our vendors to our distribution center and from our distribution center to all of our stores. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices (which would increase our shipping costs), labor availability, labor strikes and inclement weather, which may impact a shipping company's ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current third-party transportation providers which in turn would increase our costs.

Our growth strategy is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is partially dependent on opening new stores and operating them profitably. Additional factors required for the successful implementation of our growth strategy include, but are not limited to: obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions, hire competent personnel and effectively open and operate these new stores. We historically have received developer funding for store build outs, which offset certain capital expenditures we must make to open a new store. For new stores opened in fiscal year 2012, developer funding was received for 93% of the costs incurred in completing the store build outs. If developer funding ceases to be available to us in the future or decreases, or if we experience cost overruns in completing our store build outs, opening new stores would require more capital outlay, which could adversely affect our ability to continue opening new stores.

To the extent we open stores in new markets, if our stores in these markets experience lower than planned net sales and operating results, this would not only adversely impact our sales and operating results but could also impact our ability to continue opening new stores in these markets and other new markets. Further, it could require increased advertising expenses in these markets or the need to relocate underperforming stores either within or outside their current location. To the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Our growth plans will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores.

Our business depends in part on a strong brand image, and if we are not able to maintain or enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of guests to our stores or sell sufficient quantities of our merchandise.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease all of our store locations, our corporate headquarters and our distribution facilities. Our continued growth and success depends in part on our ability to renew leases for successful stores. There is no assurance that we will be able to re-negotiate leases at similar or favorable terms at the end of the lease, and we could be forced to move or exit a market if another favorable arrangement cannot be made. Additionally, in certain cases, we take responsibility for construction of a new store and are reimbursed for our construction costs by the landlord.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to find store associates that reflect our brand image and embody our culture could adversely affect our business.

Our continued success depends in part upon our ability to attract, motivate and retain a sufficient number of store associates, including store managers, who understand and appreciate our corporate culture and guests, and are able to adequately and effectively represent this culture and establish credibility with our guests. The store associate turnover rate in the retail industry is generally high. Excessive store associate turnover will result in higher associate costs related to finding, hiring and training new store associates. If we are unable to hire and retain store personnel capable of consistently providing a high level of guest service, as demonstrated by their enthusiasm for our culture, understanding of our guests and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially and adversely affected and our brand image may be negatively impacted. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of associates. Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Such increase in labor costs may adversely impact our profitability, or if we fail to pay such higher wages we could suffer increased associate turnover.

We depend on key executive management and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

We rely significantly on information systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to effectively operate our business.

Our ability to effectively manage and maintain our inventory, and to ship products to our stores on a timely basis, depends significantly on our information systems. To manage the growth of our operations, personnel and real estate portfolio, we will need to continue to improve and expand our operational and financial systems, real estate management systems, transaction processing, internal controls and business processes; in doing so, we could encounter implementation issues and incur substantial additional expenses. The failure of our information systems to operate effectively, problems with transitioning to upgraded or replacement systems or expanding them into new stores, or a breach in security of these systems could adversely impact the promptness and accuracy of our merchandise distribution, transaction processing, financial accounting and reporting, the efficiency of our operations and our ability to properly forecast earnings and cash requirements. We could be required to make significant additional expenditures to remediate any such failure, problem or breach. Such events may have a material adverse effect on our business.

In addition, we may now and in the future implement new systems to increase efficiencies and profitability. To manage growth of our operations and personnel, we will need to continue to improve and expand our operational and financial systems, transaction processing, internal controls and business processes. When implementing or changing existing processes, we may encounter transitional issues and incur substantial additional costs associated with investments in information technology. Specifically, we implemented Oracle's RMS in fiscal year 2012 to support our growth strategy and elevate and more efficiently perform many of our critical processes, including business analytics, store optimization, and planning and allocation. Failure to properly implement new systems in the future, including the integration of the second primary distribution center into our current operating environment in fiscal years 2013 and 2014, could harm our ability to effectively operate our business.

System security risk issues could disrupt our internal operations or information technology services, and any such disruption could harm our net sales, increase our expenses and harm our reputation.

Experienced computer programmers and hackers, or even internal users, may be able to penetrate our network security and misappropriate our confidential information or that of third parties, including our guests, create system disruptions or cause shutdowns. In addition, associate error, malfeasance or other errors in the storage, use or transmission of any such information could result in a disclosure to third parties outside of our network. As a result, we could incur significant expenses addressing problems created by any such inadvertent disclosure or any security breaches of our network. This risk is heightened because we collect and store guest information, including certain credit card information, and use certain guest information for marketing purposes. Any compromise of guest information could subject us to guest or government litigation and harm our reputation, which could adversely affect our business and growth. Moreover, we could incur significant expenses or disruptions of our operations in connection with system failures or breaches. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the systems. The costs to us to eliminate or alleviate security problems, viruses and bugs, or any problems associated with the outsourced services, could be significant, and the efforts to address these problems could result in interruptions, delays or cessation of service that may impede our sales, distribution or other critical functions.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include commercial disputes, intellectual property issues, product-oriented allegations and slip and fall claims. In addition, we could face a wide variety of associate claims against us, including general discrimination, privacy, labor and employment, Employee Retirement Income Security Act ("ERISA") and disability claims. Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time and expense. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liability, and could also materially and adversely affect our operations and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our guests and harm to our reputation. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were to change or were violated by our management, associates, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our associates, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of associates, including laws related to limitations on associate hours, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses. Changes in tax laws could increase or decrease tax payments we are required to make, impacting the profitability of our business.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Currently, none of our associates are represented by a union. However, our associates have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some, or all, of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Legislation could be enacted in the future which could have an adverse impact on our business by making it easier for workers to obtain union representation and increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our merchandise infringe, dilute or otherwise violate third party trademarks or other proprietary rights in order to block sales of our merchandise.

Litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce these rights or to defend against claims by third parties alleging that we infringe, dilute or violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from selling certain products and/or require us to redesign or relabel our merchandise or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our lease obligations could adversely affect our financial flexibility and our competitive position.

We have, and will continue to have, significant lease obligations. As of February 2, 2013, our minimum annual rental obligations under long-term operating leases for fiscal years 2013 and 2014 are $45.6 million and $45.9 million, respectively. Our lease obligations could have other important consequences and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
- require us to dedicate a substantial portion of our cash flow from operations to make payments on our leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- make it more difficult to satisfy our financial obligations, including payments on our leases; and
- place us at a disadvantage compared to our competitors that have fewer lease obligations.

In addition, an exposure draft issued in 2010 by the Financial Accounting Standards Board ("FASB"), together with the International Accounting Standards Board, proposes a comprehensive set of changes in generally accepted accounting principles ("GAAP") for leases. The current exposure draft, which is not expected to be finalized and issued until late 2013, would have a significant impact on our financial statements, including our results of operations. The current exposure draft form would require us to recognize our right to use leased assets and the related rent payments obligations on the balance sheet and would generally require the recognition of higher expense early in the lease term as opposed to equally over the lease term. The proposed lease accounting standard could also potentially impact our evaluation of lease terms and how we structure our future store leases.

Our loan agreement may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our loan agreement contains limitations on our ability to:

- incur additional indebtedness other than an equipment term loan up to $15 million;
- create liens on assets;

- engage in mergers, consolidations, liquidations and dissolutions;
- sell assets (including pursuant to sale leaseback transactions);
- pay consulting fees, dividends and distributions or repurchase capital stock;
- make investments (including acquisitions), loans, or advances;
- engage in certain transactions with affiliates; and
- implement changes in our lines of business.

In addition, our loan agreement requires us to maintain minimum excess availability equal to at least 10% of the weekly borrowing base, or $6.0 million (would increase to up to $8.0 million should the Company choose to increase the maximum available borrowings from $60.0 million to $80.0 million). The loan agreement also prohibits the making of capital expenditures in any fiscal year in excess of $25.0 million, excluding capital expenditures for new stores that are reimbursed by the landlord.

A failure by us or our subsidiaries to comply with these covenants would result in an event of default under such indebtedness. Although we currently have no outstanding borrowings under the loan agreement, upon an event of default, the lenders could elect to declare all amounts outstanding in the future to be due and payable and exercise other remedies as set forth in the loan agreement. If any of our indebtedness were to be accelerated, it could adversely affect our ability to respond to changes in our business and manage our operations. In addition, upon an acceleration, there can be no assurance that our assets would be sufficient to repay the accelerated indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, our loan agreement contains, and agreements evidencing or governing other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our best long-term interests.

Our results may be adversely affected by fluctuations in energy costs.

Energy costs, including transportation fuel costs, have fluctuated dramatically in the past and may continue to be volatile. These fluctuations may result in an increase in our transportation costs for distribution and utility costs for our retail stores and distribution centers. A continual rise in energy costs could also adversely affect consumer spending and demand for our merchandise and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

We may recognize impairment on long-lived assets.

Our long-lived assets, including property and equipment, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations. No such impairment charges on our long-lived assets were recorded in fiscal years 2012, 2011 and 2010.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.

In May 2012, the Company filed a shelf registration statement under the Securities Act of 1933, pursuant to which we, Sun Gordmans, LP and the other stockholders named in the registration statement can sell shares of common stock. In May 2012, we sold 40,000 shares of common stock and Sun Gordmans, LP sold 3,456,529 of its shares of common stock. In addition, Sun Gordmans, LP and the other stockholders named in the registration agreement are entitled to piggyback registration rights with respect to the registration of shares of our common stock. Also, subject to compliance with the federal securities laws, all of our outstanding shares may be sold on the open market following the expiration of any applicable lock-up period. By selling a large number of shares on the open market, these holders could cause the price of our common stock to decline.

In the future, we may issue additional securities if we need to raise capital in connection with a capital raise or acquisitions. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors. These provisions include:

- a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

- authorization to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- prohibition on stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- requirement that two-thirds of our stockholders approve amendments to our amended and restated certificate of incorporation or amended and restated bylaws;

- requirement that special meetings of our stockholders may only be called by a resolution adopted by a majority of our directors then in office;

- authority of our Board of Directors to make, alter, or repeal our amended and restated bylaws; and

- advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our amended and restated certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporate Law, and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire.

We do not expect to pay any cash dividends in the near future.

We do not currently anticipate that we will pay any cash dividends on shares of our common stock in the near future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future.

We are a controlled company within the meaning of the rules of The NASDAQ Stock Market, and, as a result, we rely upon exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

As of April 12, 2013, Sun Gordmans, LP held approximately 51% of our common stock and total voting power and, as such, we are a controlled company under The NASDAQ Stock Market corporate governance listing standards. As a controlled company, certain exemptions under The NASDAQ Stock Market listing standards exempted us from the obligation to comply with certain of the NASDAQ Stock Market corporate governance requirements, including:

- that a majority of our board of directors consist of independent directors, as defined under the rules of The NASDAQ Stock Market;
- that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Until we are required to comply with these NASDAQ corporate governance listing standards, holders of our common stock will not have the same protections of stockholders of companies that are subject to all of The NASDAQ Stock Market corporate governance requirements.

Our stock price may be volatile and may decline regardless of our financial operating performance or other factors.

Shares of our common stock were sold in our initial public offering in August 2010 at a price of $11.00 per share and were sold in our public offering in May 2012 at a price of $16.75 per share. Our common stock has traded as high as $23.24 and as low as $9.26 during the period from our initial public offering to February 2, 2013. There has been a public market for our common stock for only a short period of time. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to implement our growth strategy. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, including the development and sustainability of an active trading market for our common stock, future sales of our common stock by significant stockholders, officers and directors, the financial projections we may provide to the public and any changes to these projections or our failure to meet these projections, and the public's response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission or ratings downgrades by any analysts who follow our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own any real property. As of February 2, 2013, we operated 83 stores in 18 states. All of our stores are leased from third parties and the leases typically have base lease terms of 10 years with one or more renewal options. Leases may contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions, co-tenancy violation provisions or minimum sales threshold provisions. Our 78,000 square foot corporate headquarters building is located in Omaha, Nebraska and is leased under an agreement expiring in 2014. We executed a lease in February 2013 which will enable us to relocate our corporate headquarters to a 70,000 square foot building in Omaha in early 2014. A 380,000 square foot distribution center is located in Omaha and is leased under an agreement expiring in 2028, with options to renew for four additional five year periods. We also operate a 140,000 square foot distribution center facility located in Omaha, Nebraska approximately four miles from our primary distribution center. This facility is leased under an agreement expiring in May 2016. To support our growth, a lease was executed in January 2013 for a second primary 545,000 square foot distribution center near Indianapolis, Indiana scheduled to be constructed for opening in mid-2014. We believe that all of our current facilities are in good condition and are suitable and adequate for our current needs. We may from time to time lease new facilities or vacate existing facilities as our operations require, including in connection with opening new stores and support facilities to support new store growth.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various legal claims and proceedings which arise in the ordinary course of our business involving claims incidental to our business, including employment related claims. Although the outcome of these claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flow.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock began trading on August 5, 2010 on The NASDAQ Global Select Market under the symbol "GMAN". Prior to that date, there was no public market for our common stock. As of April 12, 2013, there were nine holders of record of our common stock. This does not include persons who hold our common stock in nominee or "street name" accounts through brokers or banks.

The following table sets forth, for each quarter of fiscal years 2012 and 2011, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market:

	Price Range	
Fiscal Year 2012:	**High**	**Low**
First Quarter	$22.86	$12.89
Second Quarter	$21.81	$15.48
Third Quarter	$21.10	$13.75
Fourth Quarter	$16.13	$11.55
Fiscal Year 2011:		
First Quarter	$19.74	$13.32
Second Quarter	$23.24	$15.23
Third Quarter	$18.74	$11.18
Fourth Quarter	$15.71	$11.42

The closing sales price of our common stock on The NASDAQ Global Select Market was $11.74 per share on April 12, 2013.

Stock Price Performance Graph

The following stock performance graph and table compares cumulative total shareholder return on our common shares since our initial public offering on August 5, 2010 with the return on the NASDAQ Composite and the Standard and Poor's ("S&P") Retail Index. Returns are based upon the premise that $100 is invested in each of (a) our common stock, (b) the NASDAQ Composite and (c) the S&P Retail Index on August 5, 2010, and that all dividends, if any, were reinvested.


$200
$150
$100
$50
$-
8/5/10
1/29/11
7/30/11
1/28/12
7/28/12
2/2/13
Gordmans Stores, Inc.
NASDAQ Composite
S&P Retail Index

	8/5/10	1/29/11	7/30/11	1/28/12	7/28/12	2/2/13
Gordmans Stores, Inc.	$100.00	$132.82	$163.00	$132.55	$153.45	$111.00
NASDAQ Composite	$100.00	$117.17	$127.40	$122.83	$129.00	$138.64
S&P Retail Index	$100.00	$119.64	$129.36	$133.88	$151.39	$168.01

The information in the previous graph and table is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, except to the extent that we specifically incorporate such information by reference. The share price performance shown on the graph represents past performance and should not be considered an indication of future price performance.

Dividend Policy

Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, contractual restrictions, compliance with current and future agreements governing our indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

In December 2009, we issued a special dividend of $0.97 per share of common stock on all of our issued and outstanding shares in an amount equal to, in the aggregate, $15.0 million. In June 2010, we issued a special dividend of $1.29 per share of common stock on all of our issued and outstanding shares in an amount equal to, in the aggregate, $20.0 million. No dividends were issued in fiscal years 2011 or 2012.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We did not repurchase any of our common stock during the fourteen-week period ended February 2, 2013.

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes our consolidated financial and operating data as of the dates and for the periods indicated. The operations and cash flow data for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 and the balance sheet data as of February 2, 2013 and January 28, 2012 have been derived from our audited consolidated financial statements for such fiscal years included elsewhere in this Annual Report on Form 10-K, which were audited by Grant Thornton LLP, an independent registered public accounting firm. The statements of operations and other financial and operating data for the fiscal years ended January 30, 2010 and January 31, 2009 and the balance sheet data as of January 29, 2011, January 30, 2010 and January 31, 2009 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K.

On September 17, 2008, shareholders of Gordmans, Inc. sold 100% of the outstanding stock of Gordmans, Inc. to Midwest Shoppes Intermediate Holding Corp. ("Midwest Shoppes"), an affiliate of private equity firm Sun Capital Partners, Inc. ("Sun Capital"), through a merger of Gordmans, Inc. with Midwest Shoppes Integrated, Inc., a direct wholly owned subsidiary of Midwest Shoppes. Gordmans, Inc. was the surviving entity of the merger. Midwest Shoppes subsequently changed its name to Gordmans Intermediate Holding Corp, and is owned by Gordmans Stores, Inc., which we refer to as the "Successor." The Successor was formed as a Delaware corporation in 2008 for the sole purpose of acquiring Gordmans, Inc. and had no prior operations. As a result of the transaction (the "Sun Capital Transaction"), a new basis of accounting was created effective September 18, 2008. We refer to Gordmans, Inc. prior to the Sun Capital Transaction as the "Predecessor" or "Predecessor Company." The periods prior to the Sun Capital Transaction are referred to as the "Predecessor periods" and the periods following the Sun Capital Transaction are referred to as the "Successor periods." Our 2008 fiscal year is therefore divided into a Predecessor period from February 3, 2008 through September 17, 2008 and a Successor period from September 18, 2008 through January 31, 2009. Due to the significance of the Sun Capital Transaction and related transactions, our capitalization and cost structure changed. Therefore, the financial information, other than net sales, license fees, cost of sales, and gross profit, for all Successor periods are not comparable to that of the Predecessor period presented in the table which follows.

You should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes thereto, included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results to be expected in any future period.

(in 000's except store count and share data)

	Successor					Predecessor
	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011	Year Ended January 30, 2010	136 Days Ended January 31, 2009	228 Days Ended September 17, 2008
Statement of Operations Data:						
Net sales	$ 607,692	$ 551,476	$ 517,001	$ 457,533	$ 188,458	$ 244,212
License fees from leased departments	7,361	6,670	6,321	5,679	2,103	3,362
Cost of sales	(350,212)	(316,167)	(299,060)	(269,177)	(116,410)	(145,668)
Gross profit	264,841	241,979	224,262	194,035	74,151	101,906
Selling, general and administrative expenses	(226,710)	(201,084)	(198,302)	(167,842)	(66,100)	(104,433)
Income / (loss) from operations	38,131	40,895	25,960	26,193	8,051	(2,527)
Interest expense, net	(481)	(610)	(744)	(1,052)	(697)	(822)
Income / (loss) before taxes	37,650	40,285	25,216	25,141	7,354	(3,349)
Income tax (expense) / benefit	(14,119)	(15,112)	(9,618)	(9,273)	(2,616)	998
Net income / (loss)	$ 23,531	$ 25,173	$ 15,598	$ 15,868	$ 4,738	$ (2,351)
Earnings (loss) per share:						
Basic	$ 1.23	$ 1.32	$ 0.91	$ 1.02	$ 0.31	$ (0.14)
Diluted	1.21	1.30	0.89	0.99	0.31	(0.14)
Weighted average shares outstanding:						
Basic	19,165,260	19,098,377	17,212,019	15,488,800	15,488,800	16,597,100
Diluted	19,405,218	19,370,290	17,454,458	16,036,422	15,488,800	16,611,040
Other Financial and Operating Data:						
Comparable store sales growth[1]	(0.7)%[2]	0.7%	8.4%	4.6%	—%[3]	—%[3]
Store count, end of year	83	74	68	66	65	65
Average store sales[4]	$ 7,322	$ 7,452	$ 7,603	$ 6,932	$ 2,899	$ 3,757
Capital expenditures[5]	21,040	18,122	7,789	3,643	(7,651)	8,507
Dividends per share	—	—	1.29	0.97	—	—
Balance Sheet Data (at period end):						
Cash and cash equivalents	$ 40,824	$ 35,413	$ 29,368	$ 16,601	$ 5,218	
Working capital	82,946	60,329	36,526	16,163	11,791	
Total assets	191,126	162,613	125,134	92,118	77,859	
Total long-term obligations[6]	189	844	2,888	1,513	—	
Total stockholders' equity	102,388	77,723	52,053	25,949	24,738	

(1) We consider all stores opened for at least 16 months as of the end of the reporting period as comparable stores.

(2) Comparable store sales growth for fiscal 2012 is presented for the 52 weeks ended January 26, 2013 and excludes approximately $5.6 million in comparable store sales which were earned in the 53rd week of fiscal 2012.

(3) The Sun Capital Transaction did not impact net sales. Therefore, comparable store sales decreased 4.5% for the combined periods ending January 31, 2009.

(4) Average store sales are calculated as net sales divided by the store count at the end of each fiscal year.

(5) Capital expenditures are net of proceeds from the sale-leaseback of real estate related to new store construction and store remodels of $13.2 million, $13.0 million, $1.2 million, $0.2 million, $9.5 million, and $21 thousand, respectively, for the fiscal years ended February 2, 2013, January 28, 2012, January 29, 2011, and January 30, 2010, the 136 days ended January 31, 2009, and the 228 days

ended September 17, 2008. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Capital Expenditures." Capital expenditures for the fiscal year ended February 2, 2013 include capital expenditures of $0.4 million for new stores opening in the fiscal year ending February 1, 2014. Capital expenditures for the fiscal year ended January 28, 2012 include capital expenditures of $5.5 million, which are net of landlord reimbursement of $1.9 million, for new stores opened in the fiscal year ended February 2, 2013.

(6) Consists of current and noncurrent portions of long-term debt and capital leases.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this report.

This discussion contains forward-looking statements that are based on the beliefs of, as well as assumptions made by and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including but not limited to those discussed in the section entitled "Risk Factors."

Executive Overview

Gordmans is an everyday value price department store retailer featuring a large selection of the latest brands, fashions and styles at up to 60% off department and specialty store prices every day in a fun, easy-to-shop environment. Our merchandise assortment includes apparel for all ages, accessories (including fragrances), footwear and home fashions. The origins of Gordmans date back to 1915, and as of February 2, 2013, we operated 83 stores in 18 states situated in a variety of shopping center developments, including regional enclosed shopping malls, lifestyle centers and power centers.

Our expansion strategy includes opening ten new stores in fiscal 2013 in six new markets and one new state after opening nine new stores in four new markets, including two new states, in fiscal 2012 and six new stores in fiscal 2011 in three new markets. Our objective is to increase our store base in excess of 10% annually.

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales and comparable store sales and other individual store performance factors, gross profit and selling, general and administrative expenses.

Net Sales. Net sales reflect our revenues from the sale of our merchandise less returns and discounts and exclusive of sales tax. Net sales include comparable store sales and non-comparable store sales. Fiscal year 2012 represents a fifty-three week year ended February 2, 2013, while fiscal years 2011 and 2010 represent fifty-two week years ended January 28, 2012 and January 29, 2011.

Comparable Store Sales. Comparable store sales have been calculated based upon stores that were open at least 16 months as of the end of the reporting period and include stores that were relocated or remodeled. We also review the average sale per transaction and comparable store transactions. Comparable store sales are an important indicator of current operating performance, with higher comparable store sales helping us to leverage our fixed expenses and positively impacting our operating results.

Gross Profit. Gross profit is equal to our net sales minus cost of sales, plus license fee income generated from sales of footwear and maternity apparel in our leased departments. Cost of sales includes the direct cost of purchased merchandise, inbound freight to our distribution center, inventory shrinkage and inventory write-downs. Gross margin measures gross profit as a percentage of our net sales. Our gross profit may not be comparable to other retailers, as some companies include all of the costs related to their distribution network in cost of sales while others, like us, exclude a portion of these costs from cost of sales and include those costs in selling, general and administrative expenses. Our gross margin is evaluated in terms of initial markup and the amount of markdowns, with higher initial markup and lower markdowns positively impacting our operating results.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include all operating costs not included in cost of sales. These expenses include payroll and other expenses related to operations at our corporate office, store expenses, occupancy costs, certain distribution and warehousing costs, depreciation and amortization and advertising expense. Selling, general and administrative expenses as a percentage of net sales is generally higher in lower sales volume periods and lower in higher sales volume periods. Our ability to manage store level and certain other operating expenses directly impacts our operating results.

Overview

Net income for fiscal year 2012 was $23.5 million as compared to net income of $25.2 million for fiscal year 2011. The decrease in net income for fiscal year 2012 as compared to fiscal year 2011 was primarily due to a 0.7% decrease in comparable store sales, a 30 basis point decrease in gross profit margin and higher selling, general and administrative expenses, partially offset by higher net sales attributable to new stores. Below are highlights of our financial results for fiscal year 2012.

- Net sales increased 10.2% for fiscal year 2012 as compared to fiscal year 2011. Higher net sales were primarily driven by an increase in non-comparable store sales due to the addition of nine new stores during fiscal year 2012 and the six new stores opened in fiscal year 2011 and sales for the 53rd week of fiscal 2012 of $6.3 million. Comparable store sales decreased 0.7% in fiscal year 2012 as compared to the prior year (measured using the 52 weeks ended January 26, 2013 compared to fifty-two week fiscal year 2011), which followed a comparable store sales increase of 0.7% in fiscal year 2011.

- Gross profit margin decreased 30 basis points in fiscal year 2012 as compared to the prior year as a result of higher markdowns and higher inventory shrinkage, partially offset by a higher initial mark-up. The 30 bps decrease in gross profit margin followed a 50 basis point improvement in fiscal year 2011 and a 100 basis point increase in fiscal year 2010.

- Higher selling, general and administrative expenses were primarily attributable to the 12% expansion in our store base, as nine stores were opened during fiscal year 2012.

Non-GAAP Financial Measures. The following information provides reconciliations of non-GAAP financial measures to the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States ("GAAP"). We have provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented. These non-GAAP financial measures may differ from similar measures used by other companies. We define non-GAAP as reported amounts for the periods presented excluding the effects of one-time, pre-tax expenses related to our initial public offering, principally fees associated with the termination of our consulting agreement with an affiliate of Sun Capital. These non-GAAP financial measures provide an understanding of our financial measures adjusted to exclude the effect of the expenses described above. These non-GAAP financial measures assist in making a ready comparison of our financial measures for fiscal year 2011 against the Company's results for fiscal year 2010 excluding the effects of one-time, pre-tax expenses related to our initial public offering.

	Fiscal 2010 GAAP Basis As Reported	Amounts Adjusted	Fiscal 2010 Non-GAAP Basis As Adjusted
		(in 000's)	
Corporate expenses[1]	$ 39,966	$(10,589)[2]	$ 29,377
Selling, general and administrative expenses	198,302	(10,589)[2]	187,713
Income before taxes	25,216	10,589[2]	35,805
Net income	15,598	6,752[3]	22,350

(1) Corporate expenses are included in selling, general and administrative expenses in the consolidated statements of operations.

(2) Amount represents expenses of $10.6 million related to the initial public offering, including payments to an affiliate of Sun Capital of $7.5 million for termination of the consulting agreement and $0.6 million in transaction consulting fees and bonus payments of $2.5 million to certain of our executive officers triggered upon the successful completion of our initial public offering.

(3) Amount represents the net of tax impact of $10.6 million of expenses related to the initial public offering.

Basis of Presentation and Results of Operations

Basis of Presentation

The consolidated financial statements include the accounts of Gordmans Stores, Inc. and its subsidiaries, Gordmans Intermediate Holding Corp., Gordmans, Inc., Gordmans Management Company, Inc., Gordmans Distribution Company, Inc. and Gordmans LLC. All intercompany transactions and balances have been eliminated in consolidation. We utilize a typical retail 52-53 week fiscal year whereby the fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal year 2012 represents a fifty-three week year ended February 2, 2013, while fiscal years 2011 and 2010 represent fifty-two week years ended January 28, 2012 and January 29, 2011, respectively.

Results of Operations

The following table contains results of operations data for fiscal years 2012, 2011 and 2010.

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
		(in 000's)	
Statements of Operations Data:			
Net sales	$ 607,692	$ 551,476	$ 517,001
License fees from leased departments	7,361	6,670	6,321
Cost of sales	(350,212)	(316,167)	(299,060)
Gross profit	264,841	241,979	224,262
Selling, general and administrative expenses	(226,710)	(201,084)	(198,302)
Income from operations	38,131	40,895	25,960
Interest expense, net	(481)	(610)	(744)
Income before taxes	37,650	40,285	25,216
Income tax expense	(14,119)	(15,112)	(9,618)
Net income	$ 23,531	$ 25,173	$ 15,598

The table below sets forth the components of the consolidated statements of income as a percentage of net sales.

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Statements of Operations Data:			
Net sales	100.0%	100.0%	100.0%
License fees from leased departments	1.2	1.2	1.2
Cost of sales	(57.6)	(57.3)	(57.8)
Gross profit	43.6	43.9	43.4
Selling, general and administrative expenses	(37.3)	(36.5)	(38.4)
Income from operations	6.3	7.4	5.0
Interest expense, net	(0.1)	(0.1)	(0.1)
Income before taxes	6.2	7.3	4.9
Income tax expense	(2.3)	(2.7)	(1.9)
Net income	3.9%	4.6%	3.0%

Fiscal Year 2012 Compared to Fiscal Year 2011

Net Sales

Net sales for fiscal year 2012 increased $56.2 million, or 10.2%, to $607.7 million as compared to $551.5 million for fiscal year 2011. This increase was primarily the result of a $54.4 million increase in non-comparable store sales due to the opening of nine new stores in fiscal 2012 and six new stores in fiscal 2011. Comparable store sales increased $2.1 million, which includes $5.6 million of comparable store sales for the 53rd week of fiscal year 2012. Comparable store sales decreased 0.7% for the 52 weeks ended January 26, 2013 compared to 52 week fiscal year 2011 primarily due to a low single digit decrease in comparable transactions, which represents our measure for guest traffic, partially offset by a low single digit increase in the average sale per transaction. Net sales for fiscal year 2012 includes $6.3 million in sales for the 53rd week of fiscal 2012. From a major merchandising category perspective, Apparel generated a low single digit comparable store sales increase in fiscal year 2012, led by our Misses and Childrens divisions, while Home Fashions experienced a low single digit comparable store sales decrease for fiscal year 2012 and Accessories (including Fragrances) incurred a mid-single digit comparable store sales decrease for fiscal year 2012.

License Fees from Leased Departments

License fee income related to sales of merchandise in leased departments for fiscal year 2012 increased $0.7 million, or 10.4%, to $7.4 million as compared to $6.7 million for fiscal year 2011 primarily due to new store growth.

Gross Profit

Gross profit, which includes license fees from leased departments, for fiscal year 2012 increased $22.9 million, or 9.4%, to $264.8 million as compared to $242.0 million in fiscal year 2011. Gross profit margin for fiscal year 2012 decreased 30 basis points to 43.6% of net sales as compared to 43.9% of net sales for fiscal year 2011. Of this decrease, 50 basis points was due to an increase in markdowns as a percentage of sales during fiscal year 2012 versus fiscal year 2011 to clear excess merchandise that resulted from sales falling short of expectations, primarily in the fourth quarter, and 10 basis points was due to an increase in inventory shrinkage. A 30 basis point increase in mark-up on merchandise purchases during the year versus fiscal 2011 resulting from buying efficiencies and competitive pricing opportunities partially offset the gross margin deterioration created by higher markdowns and shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2012 increased $25.6 million, or 12.7%, to $226.7 million as compared to $201.1 million for fiscal year 2011. As a percentage of net sales, selling, general and administrative expenses for fiscal 2012 increased to 37.3% as compared to 36.5% for fiscal 2011. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to higher depreciation expense, higher store expenses and higher distribution center expenses combined with a decrease in comparable store sales.

Store expenses increased $14.5 million in fiscal year 2012 as compared to fiscal year 2011. This increase was primarily due to increased payroll and benefits, rent, maintenance, utilities and cleaning expenses associated with new store growth. Store expenses were 23.9% of net sales in fiscal 2012 compared to 23.7% of net sales in fiscal 2011, a 20 basis point increase, primarily resulting from higher rent and real estate taxes and higher payroll and benefits as a percentage of net sales, partially offset by lower credit card fees as a percentage of net sales.

Corporate expenses increased $2.8 million in fiscal 2012 as compared to fiscal 2011 primarily due to higher payroll and benefits expense of $1.5 million. The addition of new staff positions to support our growth and merit compensation increases resulted in a $2.5 million increase, which was partially offset by a $0.5 million decrease in management bonuses and a $0.5 million decrease in share-based compensation expense. The remaining increase in corporate expenses resulted primarily from a $0.9 million increase in information technology costs related to upgrading our information technology systems and supporting our enterprise merchandise system that was implemented in fiscal 2012 and higher travel expenses of $0.2 million related to our growth. Corporate expenses were 5.3% of net sales in both fiscal 2012 and fiscal 2011.

The $2.7 million increase in distribution center expenses was primarily the result of higher payroll and benefit costs of $1.3 million, higher outbound freight delivery charges of $1.1 million and higher processing expenses of $0.3 million, all related to processing the increase in merchandise inventory receipts associated with new store growth. Distribution center expenses were 3.6% of net sales in fiscal 2012 compared to 3.4% in fiscal 2011, a 20 basis point increase, primarily resulting from higher payroll and higher outbound freight delivery charges as a percentage of net sales combined with a decrease in comparable store sales.

Depreciation and amortization expense increased $2.7 million, or 30 basis points as a percentage of net sales, in fiscal 2012 as compared to fiscal 2011 due to increased property additions associated with nine new store openings in fiscal 2012 and investments in upgrading our information technology systems, including the implementation of Oracle's enterprise merchandising system in fiscal year 2012.

The $2.0 million increase in advertising expenses in fiscal 2012 as compared to fiscal 2011 was a result of increases in television and direct mail costs, including costs related to nine new store openings during fiscal 2012. Advertising expenses were 2.8% of net sales in fiscal 2012 compared to 2.7% in fiscal 2011.

Store pre-opening expenses increased $0.9 million, or 10 basis points as a percentage of net sales, in fiscal 2012 as compared to fiscal 2011 due to nine new store openings in fiscal 2012, compared to six new store openings and one store relocation in 2011.

Interest Expense, Net

Interest expense, net for fiscal year 2012 decreased to $0.5 million as compared to $0.6 million in fiscal year 2011. This decrease was primarily due to the amendment of the revolving line of credit facility in June 2011, which lowered the interest rate on borrowings and the unused line fee, as well as a reduction in average borrowings from $0.4 million during fiscal 2011 to $0 during fiscal 2012.

Income Before Taxes

Income before taxes for fiscal year 2012 decreased $2.6 million to $37.7 million compared to $40.3 million in fiscal year 2011. As a percentage of net sales, income before taxes was 6.2% of net sales for fiscal year 2012 compared to 7.3% of net sales in fiscal year 2011.

Income Tax Expense

Income tax expense decreased $1.0 million in fiscal year 2012 to $14.1 million as compared to $15.1 million in fiscal year 2011. The effective income tax rate for fiscal years 2012 and 2011 was 37.5%. The effective rate differed from the federal enacted rate of 35% primarily due to state taxes, net of federal benefits.

Net Income

Net income for fiscal 2012 was $23.5 million compared to $25.2 million in fiscal 2011, a $1.6 million decrease. As a percentage of net sales, net income was 3.9% of net sales for fiscal 2012 compared to 4.6% in fiscal year 2011. The decrease in net income resulted primarily from the comparable store sales decrease, the increase in selling, general and administrative expenses associated with our growth and the 30 basis point decrease in gross profit margin, partially offset by higher net sales attributable to new stores.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales

Net sales for fiscal year 2011 increased $34.5 million, or 6.7%, to $551.5 million as compared to $517.0 million for fiscal year 2010. This increase was primarily the result of a $30.7 million increase in non-comparable store sales due to the opening of six new stores in fiscal 2011 and two new stores in fiscal 2010. Comparable store sales increased $3.5 million, or 0.7%, primarily due to a 1.5% increase in the average sale per transaction, partially offset by a 0.9% decrease in comparable transactions.

License Fees from Leased Departments

License fee income related to sales of merchandise in leased departments for fiscal year 2011 increased $0.4 million, or 5.5%, to $6.7 million as compared to $6.3 million for fiscal year 2010.

Gross Profit

Gross profit, which includes license fees from leased departments, for fiscal year 2011 increased $17.7 million, or 7.9%, to $242.0 million as compared to $224.3 million in fiscal year 2010. Gross profit margin for fiscal year 2011 increased 50 basis points to 43.9% as compared to 43.4% for fiscal year 2010. Of this increase, 30 basis points were due to an increase in mark-up on merchandise purchases during the year versus fiscal 2010 resulting from buying efficiencies and competitive pricing opportunities, while 20 basis points were due to fewer markdowns as a percentage of sales during the same respective period resulting from continued efficiency of inventory management aided by our markdown optimization technology.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2011 increased $2.8 million, or 1.4%, to $201.1 million as compared to $198.3 million for fiscal year 2010. As a percentage of net sales, selling, general and administrative expenses for fiscal 2011 decreased to 36.5% as compared to 38.4% for fiscal 2010. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily due to $10.6 million of non-recurring expenses incurred in fiscal 2010 related to the initial public offering completed on August 10, 2010, partially offset by higher pre-opening expenses and higher depreciation expense. Excluding the initial public offering related expenses of $10.6 million, selling, general, and administrative expenses were 36.3% of net sales on an as adjusted, non-GAAP basis, which compares to 36.5% of net sales for fiscal year 2011 on a GAAP basis.

Store expenses increased $7.7 million in fiscal year 2011 as compared to fiscal year 2010. This increase was primarily due to increased payroll and benefits, rent, utilities, maintenance and cleaning expenses associated with the six new stores opened in fiscal 2011 and the two new stores opened in the first half of fiscal 2010. Store expenses were 23.7% of net sales in fiscal 2011 compared to 23.8% of net sales in fiscal 2010, a 10 basis point improvement, primarily driven by lower payroll and rent as a percentage of sales.

Depreciation and amortization expense increased $1.7 million in fiscal 2011 as compared to fiscal 2010 due to increased property additions associated with six new store openings and one relocation and investments in our information technology systems.

The $1.6 million increase in distribution center expenses was primarily the result of higher outbound freight delivery charges of $1.0 million and higher payroll and benefit costs of $0.4 million related to processing the increase in merchandise inventory receipts. Distribution center expenses were 3.4% of net sales in fiscal 2011 compared to 3.3% in fiscal 2010.

Store pre-opening expenses increased $1.4 million in fiscal 2011 as compared to fiscal 2010 due to six new store openings and one store relocation in fiscal 2011, compared to two new store openings and one store relocation in 2010, as well as costs incurred preparing for the spring 2012 new store openings.

The $0.9 million increase in advertising expenses in fiscal 2011 as compared to fiscal 2010 was a result of increases in television, direct mail, radio and social media costs, including costs related to six new store openings during fiscal 2011. Advertising expenses were 2.7% of net sales in fiscal 2011 compared to 2.8% in fiscal 2010.

The decrease in corporate expenses of $10.5 million in fiscal 2011 as compared to fiscal 2010 was primarily due to a decrease of $10.6 million in non-recurring expenses incurred in fiscal 2010 related to our initial public offering completed in August 2010. The $10.6 million in non-recurring expenses in fiscal 2010 was comprised of fees of $8.1 million paid to Sun Capital Management, including $7.5 million for termination of the consulting agreement and $0.6 million in transaction consulting fees related to the initial public offering. In addition, $2.5 million in bonus payments were made to certain of our executive officers upon the successful completion of our initial public offering in August 2010. Corporate expenses also decreased $1.7 million due to lower expenses related to the consulting agreement with Sun Capital Management, which was terminated as a result of the initial public offering, and lower management bonuses of $2.1 million. These decreases were partially offset by higher payroll expense of $1.3 million due to the addition of corporate positions to support our growth and merit increases, a $0.9 million increase in information technology costs related to upgrading our information technology systems, additional share-based compensation expense of $0.9 million and a $0.7 million increase in recruiting and relocation costs. Corporate expenses were 5.3% of net sales in fiscal 2011 compared to 7.7% in fiscal 2010. Excluding the $10.6 million of initial public offering related expenses of $10.6 million, corporate expenses were 5.7% of net sales on an as adjusted, non-GAAP basis in fiscal 2010, which compares to 5.3% of net sales in fiscal 2011 on a GAAP basis.

Interest Expense, Net

Interest expense, net for fiscal year 2011 decreased to $0.6 million as compared to $0.7 million in fiscal year 2010. This decrease was primarily due to the amendment of the revolving line of credit facility in June 2011, which lowered the interest rate on borrowings and the unused line fee, as well as a reduction in average borrowings during fiscal 2011.

Income Before Taxes

Income before taxes for fiscal year 2011 increased $15.1 million to $40.3 million compared to $25.2 million in fiscal year 2010. As a percentage of net sales, income before taxes was 7.3% of net sales for fiscal year 2011 compared to 4.9% of net sales in fiscal 2010. Income before taxes for fiscal 2010 includes $10.6 million of non-recurring expenses incurred in fiscal 2010 related to the initial public offering completed on August 10, 2010. Excluding these initial public offering related expenses of $10.6 million, income before taxes on an as adjusted, non-GAAP basis was $35.8 million, or 6.9% of net sales, which compares to 7.3% of net sales for fiscal year 2011 on a GAAP basis.

Income Tax Expense

Income tax expense increased $5.5 million in fiscal year 2011 to $15.1 million as compared to $9.6 million in fiscal year 2010. The effective income tax rate for fiscal year 2011 was 37.5% compared to an effective tax rate of 38.1% in fiscal year 2010. The effective tax rate decreased during fiscal year 2011 primarily due to certain transaction fees paid to Sun Capital Management in fiscal 2010 in connection with the initial public offering which were not deductible in fiscal year 2010 for tax purposes. The effective rate differed from the federal enacted rate of 35% primarily due to state taxes, net of federal benefits.

Net Income

Net income for fiscal 2011 was $25.2 million compared to $15.6 million in fiscal 2010, a $9.6 million increase. As a percentage of net sales, net income was 4.6% of net sales for fiscal 2011 compared to 3.0% in fiscal year 2010. Excluding the initial public offering related expenses of $10.6 million, net income on an as adjusted, non-GAAP basis was $22.4 million, or 4.3% of net sales, which compares to 4.6% of net sales for fiscal year 2011 on a GAAP basis.

Seasonality

Our business is subject to seasonal fluctuations, which are typical of retailers that carry a similar merchandise offering. A disproportionate amount of our sales and net income are realized during the fourth quarter, which includes the holiday selling season. In fiscal years 2012, 2011 and 2010, respectively, 33.3%, 33.6% and 32.6%

of our net sales were generated in the fourth quarter. Operating cash flows are typically higher in the fourth fiscal quarter due to inventory related working capital requirements in the third fiscal quarter. Based on results from 2004 to 2008, approximately 34% of comparable store sales and more than 100% of the net income was realized in the fourth quarter, making up for a net loss historically incurred through the first nine months. However, financial performance in fiscal year 2009 represented a favorable break from the historical trend which continued in fiscal years 2010, 2011 and 2012. During fiscal years 2012, 2011 and 2010, we generated net income during the first nine months of $15.6 million, $15.0 million and $7.2 million, respectively, and 33.7%, 40.5% and 54.0% of net income was realized in the fourth quarters of fiscal 2012, 2011 and 2010, respectively. Excluding one time, pre-tax expenses of $10.6 million related to the initial public offering, 37.7% of our net income was generated during the fourth quarter of fiscal year 2010. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas and regional fluctuations for events such as sales tax holidays.

Liquidity and Capital Resources

Our working capital at February 2, 2013 increased $22.6 million, or 37.5%, to $82.9 million compared to January 28, 2012. Our primary ongoing cash requirements are for operating expenses, inventory, new store capital investment, investments in our information technology and other capital expenditures to support our growth. Our typical investment in a new store is approximately $1.3 million, which represents pre-opening expenses of $0.4 million and inventory of $0.9 million (of which $0.3 million is typically financed through trade payables). The fixed assets and leasehold improvements associated with a new store opening of approximately $1.1 million have typically been financed by landlords through favorable tenant improvement allowances. Our primary sources of funds for our business activities are cash from operations, borrowings under our revolving line of credit facility, tenant improvement allowances and the use of operating leases for new stores. In August 2010, we completed an initial public offering which provided $30.0 million of net cash proceeds from the sale of our common stock.

We had no borrowings under our revolving line of credit facility at February 2, 2013 or January 28, 2012 and had cash and cash equivalents of $40.8 million and $35.4 million at February 2, 2013 and January 28, 2012, respectively. Net cash provided by operating activities was $26.5 million for fiscal year 2012 versus $27.1 million in fiscal year 2011. Average borrowings under our revolving line of credit facility decreased to $0 in fiscal year 2012 from $0.4 million in fiscal year 2011. There were no borrowings under our revolving line of credit facility during fiscal year 2012, while the largest amount borrowed at one time during fiscal year 2011 was $7.9 million. Average availability under our revolving line of credit facility increased 13.3% to $56.3 million in fiscal year 2012 compared to $49.7 million in fiscal year 2011. Stockholders' equity was $102.4 million as of February 2, 2013 compared to $77.7 million as of January 28, 2012.

During the course of our seasonal business cycle, working capital is needed to support inventory for existing stores, particularly during peak selling seasons. Historically, our working capital needs are lowest in the first quarter and peak late in the third quarter or early in the fourth quarter in anticipation of the holiday selling season. Management believes that the net cash provided by operating activities, bank borrowings, vendor trade terms, tenant improvement allowances and the use of operating leases for new stores will be sufficient to fund anticipated current and long-term capital expenditures and working capital requirements.

Capital Expenditures

Net capital expenditures during fiscal years 2012, 2011 and 2010 were $21.0 million, $18.1 million and $7.8 million, respectively. Net capital expenditures were comprised of the following:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
		(in 000's)	
New and existing stores	$ 26,658	$ 26,222	$ 1,691
Technology-related investments	5,883	4,582	6,616
Distribution center improvements	1,696	360	652
Gross capital expenditures	34,237	31,164	8,959
Less: Proceeds from sale-leaseback transactions	(13,197)	(13,042)	(1,170)
Net capital expenditures	$ 21,040	$ 18,122	$ 7,789

We lease all of our store locations. In certain cases, we negotiate leases whereby we take responsibility for construction of a new store during the construction period and are reimbursed for our costs from the landlord. When this situation occurs, we report the construction costs as part of our capital expenditures and, as reimbursements are received from the landlord during the construction period and up to the commencement of the lease, we report the proceeds from the sale of the structural assets to the landlord.

Cash Flow Analysis

A summary of operating, investing and financing activities is shown in the following table:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
		(in 000's)	
Cash flows provided by operating activities	$ 26,505	$ 27,116	$12,383
Cash flows used in investing activities	(20,617)	(17,890)	(7,789)
Cash flows provided by (used in) financing activities	(477)	(3,181)	8,173
Increase in cash and cash equivalents	5,411	6,045	12,767
Cash and cash equivalents, beginning of period	35,413	29,368	16,601
Cash and cash equivalents, end of period	$ 40,824	$ 35,413	$29,368

Cash Flows from Operating Activities

Cash flows from operating activities consist of net income adjusted for non-cash items primarily including depreciation and amortization, deferred taxes, share-based compensation and the effect of working capital changes.

2012 versus 2011 – Operating cash flows of $26.5 million in fiscal 2012 included net income of $23.5 million and non-cash charges totaling $11.3 million primarily related to $7.0 million in depreciation and amortization expense, $3.0 million of changes in deferred income taxes, $1.0 million of share-based compensation expense and $0.3 million of amortization of deferred financing fees. Net cash provided by operating activities in fiscal 2012 was favorably impacted by a $7.1 million increase in deferred rent primarily due to the nine new stores opened in fiscal 2012 and four of the ten new stores opening in fiscal 2013, as well as a $2.4 million decrease in accounts, landlord and income taxes receivable primarily due to a decrease in income taxes receivable and a decrease in landlord receivables related to tenant improvement allowances associated with new store growth. Operating cash flows were reduced by a $12.7 million increase in merchandise inventories primarily due to the nine new stores opened in fiscal 2012, a $1.8 million decrease in accounts payable due to the timing of inventory purchases, a $1.3 million increase in prepaid expenses and other current assets primarily due to the nine new stores opened in fiscal 2012, a $1.2 million decrease in accrued expenses and other liabilities primarily due to lower accrued wages payable and lower accrued performance bonuses payable, and a $0.8 million increase in other assets due to the nine new stores opened in fiscal year 2012.

Net cash provided by operating activities in fiscal year 2012 was $26.5 million compared to $27.1 million for fiscal year 2011, a $0.6 million decrease. The largest decrease in operating cash flows in fiscal year 2012 compared to fiscal year 2011 is attributed to the increase in merchandise inventories in fiscal 2012, which increased $7.1 million more in fiscal year 2012 than in fiscal year 2011 primarily as a result of higher inventory per comparable store and nine new stores opened in fiscal year 2012 compared to six new stores in fiscal year 2011. Changes in deferred income taxes accounted for $3.6 million less in operating cash flows in fiscal year 2012 primarily due to a smaller increase in deferred tax liabilities in fiscal 2012 associated with lower bonus depreciation on investments in property and equipment and software in fiscal year 2012 as compared to fiscal year 2011. Another decrease in operating cash flows in fiscal year 2012 compared to fiscal year 2011 is attributed to the decrease in net income of $1.6 million from fiscal 2011 to fiscal 2012. Other decreases in operating cash flows in fiscal year 2012 compared to fiscal year 2011 resulted from the $1.3 million increase in prepaid expenses and other current assets in fiscal 2012, a $1.2 million smaller increase in deferred rent in fiscal year 2012 as compared to fiscal year 2011, and a $1.0 million greater decrease in accounts payable in fiscal 2012 compared to fiscal 2011.

The largest increase in operating cash flows in fiscal year 2012 compared to fiscal 2011 resulted from changes in accounts, landlord, and income taxes receivable of $12.0 million. Increases in accounts, landlord, and income taxes receivable in fiscal 2011 decreased operating cash flows by $9.6 million primarily related to increases in landlord receivables due from tenant improvement allowances associated with new store growth, as six new stores were opened in fiscal 2011 for which construction began in fiscal 2010 compared to two new stores in fiscal 2010, while accounts, landlord and income taxes receivable decreased $2.4 million in fiscal 2012 primarily due to a decrease in income taxes receivable and a decrease in tenant improvement allowances associated with new store growth. Non-cash depreciation charges increased operating cash flows by $2.7 million more in fiscal 2012 related to higher depreciation expense in fiscal year 2012 compared to fiscal year 2011 due to continued new store growth in fiscal 2012, as nine new stores were opened in fiscal 2012 and six new stores were opened in fiscal 2011, and investments in upgrading our information technology systems. Accrued expenses and other liabilities also decreased $1.5 million less in fiscal 2012 compared to fiscal 2011 primarily due to lower management bonuses.

2011 versus 2010 – Operating cash flows of $27.1 million in fiscal 2011 included net income of $25.2 million and non-cash charges totaling $12.7 million primarily related to $6.5 million of changes in deferred income taxes, $4.3 million in depreciation and amortization expense, $1.4 million of share-based compensation expense and $0.4 million of amortization of deferred financing fees. Net cash provided by operating activities in fiscal 2011 was favorably impacted by an $8.3 million increase in deferred rent primarily due to the six new stores opened in fiscal 2011 and four new stores opened in the first quarter of 2012. Operating cash flows were also favorably impacted by a $0.2 million decrease in prepaid expenses and other current assets. Operating cash flows were reduced by an increase in accounts, landlord, and income taxes receivable of $9.6 million primarily due to tenant improvement allowances associated with new store growth and an increase in income taxes receivable, a $5.6 million increase in merchandise inventories primarily due to the six new stores opened in fiscal 2011, a $2.7 million decrease in accrued expenses and other liabilities primarily due to lower management bonuses, a $0.8 million decrease in accounts payable due to the timing of inventory purchases, and a $0.5 million increase in other assets.

Net cash provided by operating activities in fiscal year 2011 was $27.1 million compared to $12.4 million for fiscal year 2010, a $14.7 million increase. The largest increase in operating cash flows in fiscal year 2011 compared to fiscal year 2010 is attributed to the increase in net income of $9.6 million from fiscal 2010 to fiscal 2011. Deferred rent increased by $6.3 million more in fiscal year 2011 than fiscal year 2010 primarily due to the six new stores opened in fiscal year 2011 and four new stores opened in the first quarter of 2012. Changes in deferred income taxes generated $5.9 million more in operating cash flows in fiscal year 2011 due to the increase in the deferred income tax liability primarily resulting from an increase in bonus depreciation in fiscal year 2011. The increase in merchandise inventories in fiscal 2011 was $4.9 million less than the increase in fiscal 2010. Cash flows in fiscal 2010 were reduced by a $3.7 million decrease in income taxes payable. Non-cash depreciation charges increased operating cash flows by $1.7 million more in fiscal 2011 related to higher depreciation expense in fiscal year 2011 compared to fiscal year 2010 as more depreciable property and equipment has been placed in service in fiscal 2011 primarily due to new store growth. Additional share-based compensation expense increased operating cash flows by $0.9 million. Other changes in working capital which increased operating cash flows in fiscal year 2011 compared to fiscal year 2010 include changes in prepaid expenses and other current assets of $0.5 million.

The increases in accounts, landlord, and income taxes receivable decreased operating cash flows by $7.6 million more in fiscal year 2011 than in fiscal year 2010 primarily related to higher landlord receivables due to tenant improvement allowances associated with new store growth. Accounts payable used $0.8 million in operating cash flows in fiscal year 2011 as compared to providing $6.1 million of operating cash flows in fiscal year 2010 primarily due to the timing of inventory purchases. Accrued expenses and other liabilities decreased operating cash flows by $3.7 million primarily due to lower management bonuses for fiscal year 2011. Other assets of $0.3 million also reduced operating cash flows. Amortization of deferred financing fees reduced operating cash flows by $0.2 million due to the amendment of the revolving line of credit facility in June 2011, which extended the maturity date to June 2015.

Cash Flows from Investing Activities

2012 versus 2011 – Net cash used in investing activities during fiscal year 2012 was $20.6 million compared to $17.9 million in fiscal year 2011. Cash of $34.2 million and $31.2 million was used for purchases of property and equipment during fiscal year 2012 and 2011, respectively. The increase in cash used in investing activities is due to $26.7 million invested in new and existing stores during fiscal 2012. Of the $26.7 million, $23.0 million was invested in the nine new store openings during fiscal 2012, $0.4 million was used for new stores that are opening in fiscal 2013, and the remaining $3.3 million was used for fixtures and store improvements for existing stores. This compares to $26.2 million invested in new and existing stores during fiscal year 2011, of which $16.2 million was invested in the six new stores opened and one store relocated during fiscal 2011. In addition, $7.4 million was used in fiscal 2011 for the four new stores that opened in the first quarter of 2012, while the remaining $2.6 million was used for fixtures and store improvements for existing stores. The increase in cash invested in new store openings to $23.0 million in fiscal 2012 as compared to $16.2 million in fiscal 2011 resulted from nine new store openings in fiscal 2012 compared to six new stores opened in fiscal 2011. As part of our expansion strategy, we will continue to make investments in our new and existing stores, as we plan to open ten new stores in fiscal 2013. Investments in information technology equipment and software during fiscal 2012 was $5.9 million compared to $4.6 million in fiscal year 2011, with the increase primarily relating to our investment in our new Oracle enterprise merchandising system, which was implemented during fiscal 2012. Distribution center improvements were $1.7 million and $0.4 million for fiscal year 2012 and 2011, respectively.

Proceeds from sale-leaseback transactions were $13.2 million and $13.0 million in fiscal year 2012 and 2011, respectively, where the Company was deemed the accounting owner of the property and equipment during the new store construction period pursuant to the underlying lease agreement. The increase in cash generated from proceeds from sale-leaseback transactions resulted from the increased investment in new and existing stores in fiscal 2012 as compared to fiscal 2011.

Capital expenditures, net of proceeds from the sale-leaseback of real estate related to new store construction, of $34.0 million to $37.0 million are planned for fiscal 2013. This includes $13.0 million to $14.0 million of capital expenditures related to our second distribution center for which construction will begin in fiscal 2013 and we expect to be complete in the first half of fiscal 2014 and $5.0 million to $6.0 million for furniture, fixtures and equipment and information technology costs associated with our corporate office relocation, which will occur in early fiscal 2014. The remaining $16.0 million to $17.0 million of capital expenditures for fiscal 2013 will be primarily for investments in information technology systems, fixtures and store improvements for certain of our existing stores, equipment for our distribution center and for the ten new stores opening in fiscal 2013.

Insurance proceeds of $0.4 million and $0.2 million were received in fiscal year 2012 and 2011, respectively, related to casualty claims for damages to existing stores.

2011 versus 2010 – Net cash used in investing activities during fiscal year 2011 was $17.9 million compared to $7.8 million in fiscal year 2010. Cash of $31.2 million and $9.0 million was used for purchases of property and equipment during fiscal year 2011 and 2010, respectively. The increase in cash used in investing activities is primarily due to $26.2 million invested in new and existing stores during fiscal 2011. Of the $26.2 million, $16.2 million was invested in the six new store openings and one store relocation during fiscal 2011, $7.4 million was used for four new stores that are opening in the first quarter of 2012, and the remaining $2.6 million was used for fixtures and store improvements for existing stores. This compares to $1.7 million for store investments during fiscal 2010 when two new stores were opened and one was relocated. Additionally, $4.6 million was invested in information technology equipment and software during fiscal 2011 compared to $6.6 million in fiscal year 2010. Distribution center improvements were $0.4 million and $0.7 million for fiscal year 2011 and 2010, respectively. The sale of property and equipment generated cash of $13.0 million and $1.2 million in fiscal year 2011 and 2010, respectively, related to proceeds from the sale-leaseback of real estate related to new store construction. In addition, the Company received $1.9 million from landlords for tenant improvements in fiscal 2011 for the $7.4 million spent in fiscal 2011 for the four new stores that opened in the first quarter of 2012 and was reimbursed by the landlords for the remaining $5.5 million in fiscal 2012 when the four new stores opened. The increase in cash generated from the sale of property and equipment resulted from the increased investment in new and existing stores in fiscal 2011 as compared to fiscal 2010. Insurance proceeds of $0.2 million were received in fiscal year 2011 related to claims for damages to existing stores.

Cash Flows from Financing Activities

2012 versus 2011 – Net cash used by financing activities was $0.5 million in fiscal 2012 compared to $3.2 million in fiscal year 2011. Cash of $0.7 million and $2.0 million was used during fiscal year 2012 and 2011, respectively, for payments on capital lease and financing agreements. In May 2012, we received net cash proceeds of $0.2 million in connection with a public offering of shares of our common stock. Although there was no outstanding balance on the revolving line of credit at January 28, 2012, borrowings and repayments on the revolving line of credit in fiscal 2011 were $16.0 million. There were no borrowings on the revolving line of credit in fiscal 2012. Cash of $6.9 million was used for the repurchase of common stock in fiscal year 2011, while financing cash flows were favorably impacted by an excess tax benefit of $5.6 million related to the common stock repurchased and stock options exercised during fiscal year 2011. Debt issue costs of $0.2 million were paid in fiscal year 2011 in connection with the amendment to our revolving line of credit facility effective June 1, 2011. Proceeds of $0.4 million were received during fiscal year 2011 in connection with the exercise of stock options.

2011 versus 2010 – Net cash used by financing activities was $3.2 million compared to net cash provided by financing activities of $8.2 million during fiscal year 2010. Cash of $6.9 million was used for the repurchase of common stock in fiscal year 2011, while financing cash flows were favorably impacted by an excess tax benefit of $5.6 million related to the common stock repurchased and stock options exercised during fiscal year 2011. On August 10, 2010, we completed an initial public offering which provided $30.0 million of net cash proceeds from the sale of our common stock. Financing activities also include the payment of $20.0 million of dividends during

June 2010 when we issued a special dividend of $1.29 per share of common stock issued and outstanding. Financing activities also include $2.0 million of payments on capital lease and financing agreements during fiscal year 2011 versus $1.6 million in fiscal year 2010. Debt issue costs of $0.2 million were paid in fiscal year 2011 in connection with the amendment to our revolving line of credit facility effective June 1, 2011 compared to $0.3 million of debt issue costs paid in fiscal year 2010 in connection with the amendment to our revolving line of credit facility effective upon the completion of our initial public offering on August 10, 2010. Proceeds of $0.4 million were received during fiscal year 2011 in connection with the exercise of stock options. Although there was no outstanding balance on the revolving line of credit at January 28, 2012 or January 29, 2011, borrowings and repayments on the revolving line of credit in fiscal 2011 and fiscal 2010 were $16.0 million and $10.6 million, respectively.

Existing Credit Facilities

Gordmans, Inc. is the borrower under a loan, guaranty and security agreement dated as of February 20, 2009, as amended from time to time thereafter, with Wells Fargo Bank, N.A. (successor in merger with Wells Fargo Retail Finance, LLC) as agent and a lender and with certain other lender parties thereto from time to time. Gordmans Stores, Inc., Gordmans Intermediate Holdings Corp., Gordmans Distribution Company, Inc., Gordmans Management Company, Inc. and Gordmans LLC are all guarantors under the loan agreement. The loan agreement provides a revolving line of credit facility for general working capital needs of up to $60.0 million with the ability to increase the maximum available borrowings under the facility to $80.0 million. The description which follows includes the terms of the fifth amendment to the loan agreement, which became effective June 1, 2011.

The revolving line of credit facility is available for working capital and other general corporate purposes and is scheduled to expire on June 1, 2015. At February 2, 2013 and January 28, 2012, we had no borrowings outstanding under our revolving line of credit facility and there were no borrowings under the revolving line of credit facility during fiscal year 2012. We had excess availability of $51.0 million and $41.9 million at February 2, 2013 and January 28, 2012, respectively, including letters of credit issued with an aggregate face amount of $0.2 million and $0.4 million at February 2, 2013 and January 28, 2012, respectively.

Interest is payable on borrowings under the revolving line of credit facility monthly at a rate equal to LIBOR or the base rate, plus an applicable margin which ranges from 0.75% to 2.75% set quarterly dependent upon the seasonal or non-seasonal period and average net availability under the revolving line of credit facility during the previous quarter, as selected by management.

An unused line fee is payable quarterly in an amount equal to 0.375% of the sum of the average daily unused revolving commitment plus the average daily unused letter of credit commitment. A customary fee is also payable to the administrative agent under the loan agreement on an annual basis.

The availability of the revolving line of credit facility is subject to a borrowing base, which is comprised of eligible credit card receivables and the liquidation value of eligible landed inventory, eligible distribution center inventory and eligible in-transit inventory. The Company paid off the remaining obligation on the $2.0 million equipment loan in fiscal 2011. The amended loan agreement allows us to obtain up to a $15.0 million equipment term loan.

Borrowings under the revolving line of credit facility are secured by the Company's inventory, accounts receivable and all other personal property, except as specifically excluded in the agreement. Among other provisions, the revolving line of credit facility contains certain financial covenants restricting the amount of capital expenditures and dividends that can be paid without consent from the lenders. As of February 2, 2013, the Company was in compliance with all of its debt covenants.

The loan, guaranty and security agreement relating to the Company's revolving line of credit facility includes a negative covenant that restricts dividends and other upstream distributions by the Company and its subsidiaries to the extent the Company does not meet minimum excess availability thresholds. Exceptions to this covenant include dividends or other upstream distributions: (i) by subsidiaries of Gordmans, Inc. to Gordmans, Inc. and its other subsidiaries, (ii) that consist of repurchases of stock of employees in an amount not to exceed $500,000 in any fiscal year, (iii) to the Company to pay federal, provincial, state and local income taxes and franchise taxes solely arising out of the consolidated operations of the Company and its subsidiaries, (iv) to the Company to pay certain reasonable directors' fees and out-of-pocket expenses, reasonable and customary indemnities to directors, officers and employees and other expenses in connection with the ordinary corporate governance, overhead, legal and accounting and maintenance and (v) additional distributions and dividends in an aggregate amount not to exceed $1,000,000 during the term of the facility. The loan, guaranty and security agreement also includes a negative covenant that restricts subsidiaries of the Company from making any loans to the Company.

We also entered into two financing arrangements to purchase software during fiscal 2010. During fiscal year 2012, the Company paid off the remaining obligation of $0.2 million outstanding at January 28, 2012 on these arrangements.

Contractual Obligations and Off-Balance-Sheet Arrangements

As noted in the table below, the Company has contractual obligations and commitments as of February 2, 2013 that may affect the financial condition of the Company. However, management believes that there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition, results of operations, or cash flows. Other than the letters of credit set forth in the table below, the Company had no off-balance-sheet arrangements as of February 2, 2013.

The following table summarizes our contractual obligations and commitments as of February 2, 2013:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(in 000's)		
Contractual Obligations:					
Capital leases[1]	$ 190	$ 190	$ —	$ —	$ —
Operating leases[2][3]	318,877	45,641	86,758	62,856	123,622
Revolving line of credit	—	—	—	—	—
Letters of credit	247	247	—	—	—
Total	$319,314	$46,078	$86,758	$62,856	$123,622

[1] Includes principal and interest payments on capital lease obligations.

[2] Certain retail store leases contain provisions for additional rent based on varying percentages of sales when sales reach certain thresholds, but are not included in operating lease obligations. Two retail stores with provisions for additional percentage rent exceeded the applicable sales thresholds in fiscal 2012. Contingent rent was $0.1 million in fiscal 2012.

[3] Real estate taxes, common area maintenance and insurance are expenses considered additional rent that can vary from year to year, but are not included in operating lease obligations. These expenses represented approximately 37% of lease expense for our retail stores in fiscal 2012.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may cause actual results to differ from reported amounts.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are the most significant to reporting its results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of the Company's consolidated financial statements. In addition to the policies presented below, there are other items within the Company's financial statements that require estimation, but are not deemed critical. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in Note A, "Summary of Significant Accounting Policies," to the consolidated financial statements.

Revenue Recognition

Revenue is recognized at the point-of-sale, net of estimated returns and allowances and exclusive of sales tax. License fees from licensed departments represent a percentage of total footwear and maternity sales due to the licensing of the footwear and maternity businesses to third parties. Footwear and maternity sales under these licensing arrangements are not included in net sales, but are included separately on the statement of operations. Layaway sales are deferred until the final sales transaction has been completed. Sales of gift cards are deferred until they are redeemed for the purchase of our merchandise. The Company reserves for estimated merchandise returns based on historical experience and various other assumptions that we believe to be reasonable. Merchandise returns are often resalable merchandise and are refunded by issuing the same payment tender as the original purchase. Income from unredeemed gift cards is recorded when the likelihood of redemption becomes remote, which has been determined to be three years from the date of issuance, based on historical redemption patterns. We similarly record deferred revenue on our balance sheet for merchandise credits issued related to guest returns and recognize this revenue upon the redemption of the merchandise credits.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market determined on a first-in, first-out (FIFO) basis using the conventional retail inventory method. Under the retail inventory method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. This method is widely used in the retail industry and involves management estimates with regard to such areas as markdowns and inventory shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method, permanent markdowns are reflected in inventory valuation when the price of an item is reduced. An inventory shrinkage rate is estimated for interim periods, but is based on a full physical inventory near the fiscal year end. An inventory obsolescence reserve is estimated based on historical experience and the age of the inventory. All inventories are in one class and are classified as finished goods. Inventories in possession of our carrier are included in merchandise inventories as legal title and risk of loss had passed.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances, such as decisions to close a store, significant changes in the condition or utilization of assets, or significant operating losses, indicate that the carrying amounts of such assets may not be recoverable. Significant judgment is involved in projecting the cash flows of individual stores, which involve a number of factors including historical trends, recent performance and general economic assumptions. If such a review indicates that the carrying amounts of long-lived assets are not recoverable, we reduce the carrying amounts of such assets to their fair values. We have not historically experienced any significant impairment of long-lived assets.

Operating Leases

The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin the pre-opening merchandising process, approximately seven weeks prior to opening the store to the public.

Tenant improvement assets, as well as the corresponding tenant improvement allowances, are recorded when the amount of new store construction covered by the tenant improvement allowance exceeds the amount attributable to the landlord's owned asset, generally the building shell. Tenant improvement assets, which generally represent non-structural improvements (i.e. furniture, fixtures and equipment) for which the Company receives reimbursement from the landlord, are depreciated over the initial life of the lease, prior to any lease extensions. For tenant improvement allowances and rent holidays, we record a deferred rent liability in "Deferred Rent" on the consolidated balance sheets and amortize the deferred rent over the initial term of the lease as reductions to rent expense on the consolidated statements of operations.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of operations.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. We record a contingent rent liability in "Accrued Expenses" on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Self-Insurance

We are self-insured for certain losses related to health, dental, workers' compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit liability exposure. Liabilities associated with these losses are estimated, in part, by considering historical claims experience, industry factors and other assumptions. Although management believes adequate reserves have been provided for expected liabilities arising from our self-insured obligations, projections of future losses are inherently uncertain, and it is reasonably possible that estimates of these liabilities will change over the near term as circumstances develop.

Share-Based Compensation

We recognize all share-based payments to employees in the consolidated statements of operations based on the grant date fair value of the award for those awards that are expected to vest. Forfeitures of awards are estimated at the time of grant based on historical experience and revised appropriately in subsequent periods if actual forfeitures differ from those estimates. We utilize the Black-Scholes option valuation model to calculate the value of each stock option. Expected volatility was based on historical volatility of the common stock for a peer group of other companies within the retail industry. The expected term of the options represents the period of time until exercise or termination and, for fiscal 2012 and 2011 grants, is estimated using the simplified method, or the average of the vesting period and the original contractual term. In fiscal year 2010, the expected term was based on the historical experience of similar awards. The risk free rate is based on the U.S. Treasury rate at the time of the grants for instruments of a comparable life. The dividend yield was assumed to be 2.0% in fiscal years 2012, 2011 and 2010, respectively. Any significant changes in these estimates used to value stock options could have a significant impact on share-based compensation.

Determining the Fair Value of our Common Stock

Prior to our initial public offering, the fair value of our common stock at the date of each option grant was determined by our Board of Directors. Given the absence of an active market for our common stock prior to the initial public offering, our Board of Directors used a market approach for the grants on May 7, 2009 and March 30, 2010. Our Board of Directors considered numerous objective and subjective factors in valuing our common stock in accordance with the guidance in the American Institute of Certified Public Accountants Technical Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*, which we refer to as the "AICPA Practice Aid." These objective and subjective factors included:

- changes to our business plan;
- our operating and financial performance;
- our revenue growth;
- the lack of an active public market for our common stock; and
- the risks inherent in the retail industry.

In determining the fair value of our common stock at March 30, 2010, we used a market approach, as further described below. The significant input assumptions used in the valuation models were based on subjective future expectations combined with management judgment. Assumptions utilized in the market approach are:

- our expected revenue, operating performance, and cash flows and earnings before interest, taxes, depreciation and amortization (EBITDA) for the current and future years, determined as of the valuation date based on our estimates;
- multiples of market value compared to the trailing 12 months revenue, determined as of the valuation date, based on a group of comparable public companies we identified; and
- multiples of market value to expected future revenue, determined as of the valuation date, based on the same group of comparable public companies.

In determining the most appropriate comparable companies, we considered several factors, including the other companies' industry, size and their specific products and services.

May 7, 2009 valuation

In determining our enterprise value at May 7, 2009, we used a market approach. Significant assumptions used in the market approach included the following: a multiple of 4.5 times trailing twelve months' EBITDA. We also applied a discount for lack of marketability of 30% in arriving at the value of our common stock, which reflected the assessment in May 2009 that an initial public offering was very unlikely. In determining our enterprise value at May 7, 2009, we used the Probability-Weighted Expected Return, or PWER, method as described in the AICPA Practice Aid. We determined that a strategic sale would be 100% likely due to our shareholders historical experience of selling companies after 4 to 6 years of ownership. We determined the probability of an initial public offering at that time to be unlikely, based on management's and the Board of Directors' best estimate of the probability at that time. This probability reflects the fact that we had not begun any discussions with underwriters regarding a potential initial public offering and our Board of Directors had not considered an initial public offering as a potential monetization event for our shareholders.

March 30, 2010 valuation

In determining our enterprise value at March 30, 2010, we used a market approach. Significant assumptions used in the market approach included the following: a multiple of 5.5 to 6.0 times trailing twelve months' EBITDA. We did not apply a discount for lack of marketability in arriving at the value of common stock, which reflected the assessment in March 2010 that an initial public offering was very likely. We determined that an initial public offering would be 95% likely due to our planned timeline to complete an initial public offering by August 2010. We determined the probability of a strategic sale to be 5%. The increase in the March 30, 2010 grants from the May 7, 2009 value of $2.81 per share to $12.99 per share at March 30, 2010 was due primarily to the following factors:

- In early December, our Board of Directors authorized us to retain investment bankers to prepare for an initial public offering. As of March 30, 2010, our Board of Directors increased the probability of completing a successful initial public offering to 95% due to the planned timeline to complete an initial public offering by August 2010.

- The market value of our comparable companies increased, thus increasing the EBITDA multiples we used in our valuation, which increased our aggregate equity value and the value attributable to common stock in our valuation.

- Our trailing twelve months' EBITDA as a percentage of revenue as of May 7, 2009 was 4.2% compared to 7.5% as of March 30, 2010.

We believe consideration by our Board of Directors of the factors described above was a reasonable approach to estimating the fair value of our common stock for those periods. The assumptions that we have made about the fair value of our common stock represent our Board of Directors' and management's best estimate, but they are highly subjective and inherently uncertain. If different assumptions were made, our calculation of the fair value of common stock and the resulting share-based compensation expense could have materially differed from the amounts recognized in our financial statements.

August 10, 2010 valuation

In connection with our initial public offering, all existing options outstanding under the 2009 Stock Option Plan were terminated. In exchange, each participant received the following awards under the 2010 Omnibus Incentive Compensation Plan: (1) 12 months from the date of the option termination agreement, vested restricted stock to replace the intrinsic value of the participant's vested options under the 2009 Stock Option Plan and (2) unvested restricted stock to replace the intrinsic value of the participant's unvested options under the 2009 Stock Option Plan, with the same vesting schedule as that of the existing options. The fair value of the restricted stock was estimated based upon the initial public offering price of $11.00 per share on August 5, 2010 and applying a discount of 25.2% for the one year holding period imposed on shares granted in exchange for cancelled options. The termination and exchange of the options did not result in any additional compensation expense.

In addition, each participant received options in an amount determined by the Compensation Committee of the Company's Board of Directors, with an exercise price equal to the Company's initial public offering price, subject to time vesting at a rate of 20% per year over five years.

Fiscal Years 2012 and 2011 valuation

Subsequent to our initial public offering, the fair value of our common stock at the date of each option grant, or the exercise price, is based on the current market value of our stock that is actively traded on the NASDAQ Global Select Market. Forfeitures of awards are estimated at the time of grant based on historical experience and revised appropriately in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes

We calculate our current and deferred tax provision for the fiscal year based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the applicable year. Adjustments based on filed returns are recorded in the appropriate periods when identified. We file a consolidated federal tax return, generally in the third fiscal quarter of the subsequent fiscal year.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized when we believe our deferred tax assets are not fully realizable. We have considered taxable income in carry-back periods, historical and forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, and tax planning strategies in determining the need for a valuation allowance against our deferred tax assets. Determination of a valuation allowance for deferred tax assets requires that we make judgments about future matters that are not certain, including projections of future taxable income and evaluating potential tax-planning strategies. To the extent that actual results differ from our current assumptions, the valuation allowance will increase or decrease. In the event we were to determine we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period in which we make such determination. Likewise, if we later determine it is more likely than not that the deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance.

The income tax laws of jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and applicable government taxing authorities. Income tax returns filed by us are based on our interpretation of these rules. The amount of income taxes we pay is subject to ongoing audits by federal and state tax authorities, which may result in proposed assessments, including assessments of interest and/or penalties. Our estimate for the potential outcome for any uncertain tax issue is highly subjective and based on our best judgments. Actual results may differ from our current judgments due to a variety of factors, including changes in law, interpretations of law by taxing authorities that differ from our assessments, changes in the jurisdictions in which we operate and results of routine tax examinations. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate.

Related Party Transactions

In connection with the initial public offering, the Company paid an affiliate of Sun Capital $0.6 million in transaction consulting fees and $7.5 million for termination of the consulting agreement. Consequently, as of August 10, 2010, the Company no longer has a financial obligation to Sun Capital under the consulting agreement. The Company incurred fees and expenses of $1.7 million to Sun Capital under the terms of the consulting agreement during fiscal year 2010.

In connection with the initial public offering, the Company entered into a services agreement with Sun Capital to (1) reimburse Sun Capital for out-of-pocket expenses incurred in providing consulting services to the Company and (2) provide Sun Capital with customary indemnification for any such services. During fiscal years 2012, 2011 and 2010, the Company incurred fees of $56 thousand, $44 thousand and $25 thousand, respectively, to Sun Capital under the terms of the services agreement.

Recently Proposed Accounting Pronouncements

In an exposure draft issued in 2010, the Financial Accounting Standards Board ("FASB"), together with the International Accounting Standards Board, has proposed a comprehensive set of changes in generally accepted accounting principles ("GAAP") for leases. This proposed change in its current exposure draft form would create a new accounting model for both lessees and lessors and eliminates the concept of operating leases. The lease accounting model contemplated by the proposed standard is a "right of use" model that assumes that each lease creates an asset (the lessee's right to use the leased asset) and a liability (the future rental payment obligations) which should be reflected on a lessee's balance sheet to fairly represent the lease transaction and the lessee's related financial obligations. Currently, the leases for our stores are accounted for as operating leases, with no related assets and liabilities on our balance sheet. While no fixed date has been determined for the issuance of the final standard, it is generally expected that the final standard will be issued by late 2013, with an effective date no earlier than fiscal years beginning on or after January 1, 2016. Changes in these accounting rules or their interpretation, or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance. The proposed accounting standard, as currently drafted, would have a material impact on the Company's consolidated financial statements. This exposure draft is non-cash in nature and would not impact the Company's cash position.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk primarily through borrowings under our revolving line of credit facility which bears interest at variable rates (see notes to the consolidated financial statements). Borrowings under our software financing arrangement bear interest at a fixed rate. For fixed rate debt, interest rate changes affect the fair market value of such debt, but do not impact earnings or cash flow.

Borrowings under the revolving line of credit facility bear interest at the base rate plus 0.75% (4.00% at February 2, 2013) with an option to bear interest at the LIBOR interest rate plus 2.00%. Borrowings under the revolving line of credit facility may not exceed the lesser of a calculated borrowing base or $60.0 million. There were no borrowings outstanding under our revolving credit facility at February 2, 2013.

We performed a sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average daily borrowings of the revolving line of credit facility. As of February 2, 2013, the analysis indicated that such a movement would not have a material effect on our consolidated financial position, results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Gordmans Stores, Inc.

We have audited the accompanying consolidated balance sheets of Gordmans Stores, Inc. and subsidiaries ("the Company") as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. Our audits of the consolidated financial statements included the financial statement schedules listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gordmans Stores, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 2, 2013, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 17, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Kansas City, Missouri
April 17, 2013

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in 000's except share data)

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Net sales	$ 607,692	$ 551,476	$ 517,001
License fees from leased departments	7,361	6,670	6,321
Cost of sales	(350,212)	(316,167)	(299,060)
Gross profit	264,841	241,979	224,262
Selling,-general and administrative expenses	(226,710)	(201,084)	(198,302)
Income from operations	38,131	40,895	25,960
Interest expense, net	(481)	(610)	(744)
Income before taxes	37,650	40,285	25,216
Income tax expense	(14,119)	(15,112)	(9,618)
Net income	$ 23,531	$ 25,173	$ 15,598
Basic earnings per share	$ 1.23	$ 1.32	$ 0.91
Diluted earnings per share	$ 1.21	$ 1.30	$ 0.89
Basic weighted average shares outstanding	19,165,260	19,098,377	17,212,019
Diluted weighted average shares outstanding	19,405,218	19,370,290	17,454,458

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in 000's except share data)

	February 2, 2013	January 28, 2012
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 40,824	$ 35,413
Accounts receivable	2,049	1,787
Landlord receivable	8,787	9,939
Income taxes receivable	1,300	2,805
Merchandise inventories	78,006	65,335
Deferred income taxes	2,617	2,964
Prepaid expenses and other current assets	6,552	5,239
Total current assets	140,135	123,482
PROPERTY AND EQUIPMENT, net	45,966	34,507
INTANGIBLE ASSETS, net	1,992	2,078
OTHER ASSETS, net	3,033	2,546
TOTAL ASSETS	$ 191,126	$162,613
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 34,211	$ 36,034
Accrued expenses	22,789	26,464
Current portion of long-term debt	189	655
Total current liabilities	57,189	63,153
NONCURRENT LIABILITIES:		
Long-term debt, less current portion	—	189
Deferred rent	21,997	14,914
Deferred income taxes	9,236	6,604
Other liabilities	316	30
Total noncurrent liabilities	31,549	21,737
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock — $0.001 par value, 5,000,000 shares authorized, none issued and outstanding as of February 2, 2013 and January 28, 2012, respectively	—	—
Common stock — $0.001 par value, 50,000,000 shares authorized, 19,804,102 issued and 19,404,322 outstanding as of February 2, 2013, 19,715,444 issued and 19,315,664 outstanding as of January 28, 2012	19	19
Additional paid-in capital	52,461	51,327
Retained earnings	49,908	26,377
Total stockholders' equity	102,388	77,723
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 191,126	$162,613

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in 000's except share data)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, January 30, 2010	15,488,800	$ 15	$20,328	$ 5,606	$ 25,949
Share-based compensation expense	—	—	523	—	523
Payment of dividend ($1.29 per share)	—	—	—	(20,000)	(20,000)
Issuance of common stock, net of transaction costs of $2,899	3,214,286	4	29,979	—	29,983
Net income	—	—	—	15,598	15,598
BALANCE, January 29, 2011	18,703,086	19	50,830	1,204	52,053
Share-based compensation expense	—	—	1,421	—	1,421
Issuance of restricted stock	977,547	1	(1)	—	—
Repurchase of common stock	(399,780)	(1)	(6,878)	—	(6,879)
Tax benefit on common stock repurchased/stock options exercised	—	—	5,573	—	5,573
Exercise of stock options	34,811	—	382	—	382
Net income	—	—	—	25,173	25,173
BALANCE, January 28, 2012	19,315,664	19	51,327	26,377	77,723
Share-based compensation expense	—	—	956	—	956
Issuance of common stock pursuant to public offering, net of transaction costs of $457	40,000	—	178	—	178
Issuance of restricted stock, net of forfeitures	48,658	—	—	—	—
Net income	—	—	—	23,531	23,531
BALANCE, February 2, 2013	19,404,322	$ 19	$52,461	$ 49,908	$102,388

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in 000's)

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 23,531	$ 25,173	$ 15,598
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	6,978	4,307	2,635
Amortization of deferred financing fees	319	414	567
Loss on retirement/sale of property and equipment	48	17	29
Deferred income taxes	2,979	6,543	638
Share-based compensation expense	956	1,421	523
Net changes in operating assets and liabilities:			
Accounts, landlord and income taxes receivable	2,395	(9,640)	(2,042)
Merchandise inventories	(12,671)	(5,560)	(10,484)
Prepaid expenses and other current assets	(1,313)	155	(311)
Other assets	(806)	(468)	(165)
Accounts payable	(1,823)	(799)	6,148
Deferred rent	7,083	8,259	1,969
Income tax payable	—	—	(3,715)
Accrued expenses and other liabilities	(1,171)	(2,706)	993
Net cash provided by operating activities	26,505	27,116	12,383
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(34,237)	(31,164)	(8,959)
Proceeds from sale-leaseback transactions	13,197	13,042	1,170
Proceeds from insurance settlement	423	232	—
Net cash used in investing activities	(20,617)	(17,890)	(7,789)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on revolving line of credit	—	15,970	10,608
Repayments on revolving line of credit	—	(15,970)	(10,608)
Repurchase of common stock	—	(6,879)	—
Tax benefit on common stock repurchased and stock options exercised	—	5,573	—
Debt issuance costs	—	(213)	(250)
Payment of long-term debt	(655)	(2,044)	(1,560)
Dividends paid	—	—	(20,000)
Proceeds from issuance of common stock pursuant to initial public offering, net of transaction costs of $2,899	—	—	29,983
Proceeds from issuance of common stock pursuant to public offering, net of transaction costs of $457	178	—	—
Proceeds from the exercise of stock options	—	382	—
Net cash provided by / (used in) financing activities	(477)	(3,181)	8,173
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,411	6,045	12,767
CASH AND CASH EQUIVALENTS, Beginning of period	35,413	29,368	16,601
CASH AND CASH EQUIVALENTS, End of period	$ 40,824	$ 35,413	$ 29,368

See notes to consolidated financial statements.

GORDMANS STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands Except Share and Per Share Amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business – Gordmans Stores, Inc. (the "Company") operated 83 everyday value price department stores under the trade name "Gordmans" located in 18 states as of February 2, 2013. Gordmans offers a wide assortment of name brand clothing for all ages, accessories (including fragrances), footwear and home fashions for up to 60% off department and specialty store regular prices every day in a fun, easy-to-shop environment.

Basis of Presentation – The consolidated financial statements include the accounts of Gordmans Stores, Inc. and its subsidiaries: Gordmans Intermediate Holding Corp., Gordmans, Inc., Gordmans Management Company, Inc., Gordmans Distribution Company, Inc., and Gordmans LLC. All intercompany transactions and balances have been eliminated in consolidation.

Reporting Year – The Company utilizes a 52-53 week fiscal year whereby the fiscal year ends on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal year 2012 represents the fifty-three week year ended February 2, 2013, while fiscal years 2011 and 2010 represent fifty-two week years ended January 28, 2012 and January 29, 2011, respectively.

Revenue Recognition – Revenue is recognized at the point-of-sale, net of estimated returns and allowances and exclusive of sales tax. License fees from leased departments represent a percentage of total footwear and maternity sales due to the licensing of the footwear and maternity businesses to third parties. Footwear and maternity sales under these licensing arrangements are not included in net sales, but the license fees received from leased departments are included separately on the statement of operations. Layaway sales are deferred until the sale has been paid in full. Sales of gift cards are deferred until they are redeemed for the purchase of the Company's merchandise. A current liability for unredeemed gift cards is recorded at the time the cards are purchased. The gift card liability, recorded in accrued expenses, was $2.9 million and $2.7 million at February 2, 2013 and January 28, 2012, respectively. Gift card breakage is recorded as revenue when the likelihood of redemption, based on historical redemption patterns, becomes remote, which has been determined to be three years from the date of issuance. Total gift card breakage was $0.2 million for fiscal year 2012 and $0.3 million during each of fiscal years 2011 and 2010, respectively. The Company records deferred revenue on its consolidated balance sheets for merchandise credits issued which are related to guest returns and recognizes this revenue upon the redemption of the merchandise credits. The Company reserves for estimated merchandise returns primarily based on historical experience and other assumptions believed to be reasonable. The accrued liability for reserve for sales returns was $0.2 million at both February 2, 2013 and January 28, 2012, respectively.

Cash Equivalents – The Company considers all highly liquid assets with an original maturity of three months or less and credit card and debit card receivables from banks, which settle within one to five business days, to be cash equivalents. Cash equivalents include investments in money market mutual funds, U.S. Treasuries, U.S. Agency securities and commercial paper with an original maturity of three months or less.

Accounts Receivable – Accounts receivable primarily consists of non-trade accounts receivable recorded at net realizable value. The Company maintains an allowance for uncollectible accounts that is estimated based on historical experience and how long the balance has been outstanding. The allowance for uncollectible accounts was $0.1 million and $39 thousand at February 2, 2013 and January 28, 2012, respectively.

Landlord Receivable – For certain of the Company's store operating lease agreements, the Company incurs and pays for the construction invoices directly for both the structural improvements and/or non-structural improvements (i.e. leasehold improvements and furniture, fixtures and equipment) of a new store location or existing store remodel and is reimbursed by the landlord. When the Company bills the landlord for reimbursement, a landlord receivable is recorded pursuant to the lease agreement which provides for a legal right to receive construction reimbursements from the landlord for tenant improvement allowances either periodically during the construction period or at the completion of construction. Of the total landlord receivable balance, $8.3 million and $8.4 million at February 2, 2013 and January 28, 2012, respectively, relate to amounts due from landlords for construction-related reimbursements on structural improvements.

Merchandise Inventories – Merchandise inventories are stated at the lower of cost or market determined on a first-in, first-out (FIFO) basis using the conventional retail inventory method. Under the retail inventory method, the cost value of inventory and gross margins are determined by calculating a cost-to-retail ratio and applying it to the retail value of inventory. This method involves management estimates with regard to such things as markdowns and inventory shrinkage. A significant factor involves the recording and timing of permanent markdowns. Under the retail method, permanent markdowns are reflected in inventory valuation when the price of an item is reduced. An inventory shrinkage rate is estimated for interim periods, but is based on a full physical inventory near the fiscal year end. All inventories are in one class and are classified as finished goods. Inventories in possession of the Company's carrier are included in merchandise inventories as legal title and risk of loss has passed. Inventory reserve for obsolescence was $0.4 million and $0.2 million as of February 2, 2013 and January 28, 2012, respectively.

Property and Equipment – Property and equipment are recorded at cost and are depreciated for financial reporting purposes using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of their related lease terms or useful life, generally one to ten years. For leases with renewal periods at the Company's option, the Company uses the original lease term, excluding renewal option periods to determine the estimated useful lives. Furniture, fixtures and equipment are depreciated over a period of three to ten years. Computer software is depreciated over a period of three to ten years. Equipment recorded under capital leases are amortized using the straight-line method over the shorter of the related lease terms or useful life of the assets, generally three to five years.

The Company has determined it is the accounting owner of certain leased store locations during the construction period of such assets. In certain of the Company's operating lease agreements for leased store locations, the Company is responsible for funding the construction of the structural store assets and the landlord reimburses the Company pursuant to the underlying lease agreement. The landlord maintains title of the real property, or structural assets, during the construction phase of a new store location or existing store remodel. During the construction period, the Company serves as the agent for the construction project and is obligated to fund cost overruns or may benefit if the cost of construction is less than the tenant improvement allowance. When construction payments are made by the Company, a fixed asset is recorded in construction-in-progress within property and equipment. The Company bears substantially all construction period risk for new store construction projects and existing store remodels and the Company pays for the construction costs pursuant to a contractual arrangement that includes the right of reimbursement from the landlord. Accordingly, the Company reports the costs of construction as a purchase of property and equipment in "Purchase of property and equipment" and the reimbursements from landlords as "Proceeds from sale-leaseback transactions" under cash flows from investing activities in the consolidated statements of cash flows. When construction is complete, the Company records a sale-leaseback transaction which represents the title transfer of the structural assets that are sold back to the landlord pursuant to sale-leaseback accounting. No gain or loss associated with the sale of such assets is recognized as the Company receives reimbursement from the landlord for the construction costs and leases are structured as operating leases. The sale-leaseback transaction is disclosed in "Supplemental Cash Flow Information" as a non-cash operating, investing and financing activity. Such sale-leaseback transactions do not involve any future commitments, obligations, provisions or circumstances that require or result in the Company's continuing involvement and the Company is no longer deemed the accounting owner of the landlord-owned assets once the store construction is completed and the sale-leaseback transaction is recorded.

Long-Lived Assets – The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. If such a review indicates that the carrying amounts of long-lived assets are not recoverable, the Company reduces the carrying amounts of such assets to their fair values. No impairment of long-lived assets was recorded during fiscal years 2012, 2011 and 2010.

Intangible Assets – Intangible assets with indefinite lives are not amortized. Instead, indefinite-lived intangible assets are subject to periodic (at least annual) tests for impairment. Impairment testing is performed in two steps: (i) the Company assesses indefinite-lived intangible assets for impairment by comparing the fair value with its carrying value and (ii) if the fair value is less than its carrying amount, an impairment loss is recognized in an amount equal to that excess. At February 2, 2013 and January 28, 2012, the Company completed step one of the impairment test and determined that no impairment existed.

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. No impairment was recorded during the fiscal years 2012, 2011 or 2010.

Deferred Financing Fees – Deferred financing fees related to a revolving line of credit facility are recorded in other assets, net and amortized using the straight-line method over the term of the related financing agreement. Deferred financing fees of $0.2 million were capitalized in fiscal 2011 related to the amendment of the revolving line of credit facility in fiscal 2011.

Operating Leases – The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and recognizing rent expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins the pre-opening merchandising process, approximately seven weeks prior to opening the store to the public.

Tenant improvement assets, as well as the corresponding tenant improvement allowances, are recorded when the amount of new store construction covered by the tenant improvement allowance exceeds the amount attributable to the landlord's owned asset, generally the building shell. Tenant improvement assets, which generally represent non-structural improvements (i.e. furniture, fixtures and equipment) for which the Company receives reimbursement from the landlord, are depreciated over the initial life of the lease, prior to any lease extensions. For tenant improvement assets, as well as rent holidays, the Company records a corresponding deferred rent liability in "Deferred Rent" on the consolidated balance sheets and amortizes the deferred rent over the initial term of the lease as a reduction to rent expense on the consolidated statements of operations.

The Company's store leases generally contain escalating rent payments over the initial term of the lease, however the Company accounts for the lease expense on a straight-line basis over that period. The straight-line rent expense is calculated at the inception of the lease, which entails recording a monthly liability for the difference between rent paid to the landlord and straight-line rent expense as calculated at the beginning of the lease, excluding renewal options. Over the life of the lease, this deferred rent liability is amortized as rent paid to the landlord eventually exceeds the calculated straight-line amount.

Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in "Accrued Expenses" on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Self-Insurance – The Company is self-insured for certain losses related to health, dental, workers' compensation and general liability insurance, although the Company maintains stop-loss coverage with third-party insurers to limit liability exposure. Self-insurance exposure is limited for health claims up to $0.2 million per individual per year with no lifetime claim limit, is limited on workers' compensation claims up to $0.3 million per individual claim and is limited on general liability claims up to $25 thousand per claim. The liabilities are based upon estimates which are reviewed regularly for adequacy based on the most current information available, including historical claim payments, expected trends and industry factors and other assumptions. The Company has estimated self-insurance claims liabilities of $0.8 million and $1.1 million at February 2, 2013 and January 28, 2012, respectively.

Share-Based Compensation – The Company recognized all share-based payments to associates in the consolidated statements of operations based on the grant date fair value of the award for those awards that are expected to vest. Forfeitures of awards are estimated at the time of grant and revised appropriately in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation expense is recognized in selling, general and administrative expenses in the consolidated statements of operations using the straight-line amortization method over the requisite service period which is the vesting period. The Company utilizes the Black-Scholes option valuation model to calculate the valuation of each stock option. Expected volatility is based on historical volatility of the common stock for a peer group of other companies within the retail industry. The expected term of the options represents the period of time until exercise or termination and, for fiscal 2012 and 2011 stock option grants, is estimated using the simplified method, or the average of the vesting period and the original contractual term, as it is not practical for the Company to use its historical experience to estimate the expected term because the Company's shares have not been publicly traded for a significant period of time. The expected term of stock options issued in and prior to fiscal 2010 is based on the historical experience of similar awards. The risk free rate is based on the U.S. Treasury rate at the time of the grants for instruments of a comparable life. The dividend yield was assumed to be 2.0% in fiscal years 2012, 2011 and 2010.

Cost of Sales – Cost of sales includes the direct cost of purchased merchandise, inventory shrinkage, inventory write-downs and inbound freight to our distribution center.

Selling, General and Administrative Costs – Selling, general and administrative expenses include payroll and other expenses related to operations at the Company's corporate office, store expenses, occupancy costs, certain distribution and warehousing costs (aggregating to $21.6 million, $18.8 million and $17.5 million for fiscal years 2012, 2011 and 2010, respectively), depreciation and amortization, store pre-opening costs and advertising expense.

Store Pre-opening Costs – Costs associated with the opening of new stores and the relocation of stores are expensed as incurred. Store pre-opening costs were $3.7 million, $2.9 million and $1.4 million for fiscal years 2012, 2011 and 2010, respectively.

Advertising Costs – Advertising costs are expensed as incurred and were $17.6 million, $15.5 million and $14.6 million for fiscal years 2012, 2011 and 2010, respectively.

Income Taxes – Income taxes are accounted for under an asset and liability approach that includes the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and laws, as appropriate. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes, and (b) federal and state tax credits and state net operating loss carryforwards.

A valuation allowance is provided to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized.

Uncertain tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The evaluation of uncertain tax positions requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating their tax positions and tax benefits. Interest expense and penalties, if any, are accrued on the unrecognized tax benefits and reflected in interest expense, net and selling, general and administrative expenses, respectively.

Stock Split – On August 4, 2010, a 15.4888 for 1 stock split of the Successor Company's outstanding common stock was approved by the Company's stockholders. This split was effective upon the completion of the Company's initial public offering. All common shares, per share data, and option exercise prices in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

Earnings Per Share – Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period and incremental shares that may be issued in future periods related to outstanding stock awards, if dilutive. When calculating incremental shares related to outstanding stock awards, the Company applies the treasury stock method. The treasury stock method assumes that proceeds, consisting of the amount the employee must pay on exercise, compensation cost attributed to future services and not yet recognized, and excess tax benefits that would be credited to additional paid-in capital on exercise of the stock options, are used to repurchase outstanding shares at the average market price for the period. The treasury stock method is applied only to share grants for which the effect is dilutive.

Financial Instruments – Fair value approximates the carrying value for balances outstanding on the revolving line of credit facility with Wells Fargo Bank, N.A. (successor in merger with Wells Fargo Retail Finance, LLC), CIT Bank and PNC Bank, due to the variable interest rates of these arrangements. Based on the borrowing rates currently available to the Company for debt with similar terms, the fair value of long-term debt at February 2, 2013 and January 28, 2012 approximates its carrying amount of $0 and $0.2 million at February 2, 2013 and January 28, 2012, respectively. For all other financial instruments including cash and cash equivalents, receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivables. The Company places cash in highly rated financial institutions, in money market accounts and other highly liquid investments, and these amounts are sometimes in excess of the insured amount. Cash equivalents in excess of insured amounts were $38.9 million and $33.2 million at February 2, 2013 and January 28, 2012, respectively. Concentrations of credit risk on receivables are limited due to the nature of the receivable balances.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may cause actual results to differ from reported amounts.

Comprehensive Income – There are no comprehensive income components applicable which cause comprehensive income to differ from net income for all periods presented in the consolidated financial statements.

Segment Reporting – The Company has one reportable segment. The Company's operations include activities related to retail stores throughout 18 states.

The following information reflects the percentage of revenues by major product category as a percentage of net sales:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Apparel	55.2%	54.3%	53.6%
Home Fashions	28.0	28.0	27.8
Accessories (including fragrances)	16.8	17.7	18.6
Total	100%	100%	100%

Initial Public Offering – On August 4, 2010, the Company's registration statement on Form S-1 (File No. 333-166436) was declared effective, pursuant to which the Company registered 3,214,286 shares for sale in its initial public offering, and existing shareholders registered an additional 2,142,857 of previously outstanding shares. The initial public offering closed on August 10, 2010. Proceeds from the offering to the Company of approximately $32.9 million were used to pay $2.9 million of expenses related to the offering, pay consulting agreement termination fees, decrease borrowings outstanding and strengthen working capital. In connection with the offering, the Company paid Sun Capital Partners Management V, LLC ("Sun Capital Management") $0.6 million in transaction consulting fees and $7.5 million for termination of a consulting agreement.

Public Offering – On May 8, 2012, the Company's shelf registration statement on Form S-3 (File No. 333-180605) was declared effective, pursuant to which the Company may offer up to 200,000 shares of its own common stock and Sun Gordmans, LP and H.I.G. Sun Partners, Inc. (the "selling stockholders") can sell up to 13,345,943 of their shares of the Company's common stock. On May 25, 2012, the Company issued 40,000 shares of its common stock and the selling stockholders sold 3,460,061 of their shares of the Company's common stock. The public offering closed on May 30, 2012. Proceeds from the offering to the Company of approximately $0.6 million were primarily used to pay approximately $0.5 million of expenses related to the offering.

Recently Issued Accounting Pronouncement – In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. This guidance amends previous guidance related to the testing of indefinite-lived intangible assets for impairment by providing entities an option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This qualitative assessment serves as the basis for determining whether further impairment testing is necessary. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted, or the fiscal year ending February 1, 2014 for the Company. The Company does not expect this guidance to significantly impact the Company's consolidated financial statements.

Recently Proposed Accounting Pronouncements – In an exposure draft issued in 2010, the FASB, together with the International Accounting Standards Board, has proposed a comprehensive set of changes in generally accepted accounting principles ("GAAP") for leases. This proposed change in its current exposure draft form would create a new accounting model for both lessees and lessors and eliminates the concept of operating leases. The lease accounting model contemplated by the proposed standard is a "right of use" model that assumes that each lease creates an asset (the lessee's right to use the leased asset) and a liability (the future rental payment obligations) which should be reflected on a lessee's balance sheet to fairly represent the lease transaction and the lessee's related financial obligations. Currently, the leases for the Company's stores are accounted for as operating leases, with no related assets and liabilities on the Company's balance sheet. While no fixed date has been determined for the issuance of the final standard, it is generally expected that the final standard will be issued by late 2013, with an effective date no earlier than fiscal years beginning on or after January 1, 2016. The proposed accounting standard, as currently drafted, would have a material impact on the Company's consolidated financial statements. This exposure draft is non-cash in nature and would not impact the Company's cash position.

Supplemental Cash Flow Information – The following table sets forth non-cash operating, investing and financing activities and other cash flow information:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Non-cash investing and financing activities:			
Purchases of property and equipment in accrued expenses at the end of the period	$ 2,062	$ 4,280	$ 1,055
Sales of property and equipment pursuant to sale-leaseback accounting	14,825	13,042	1,170
Purchases of equipment with capital lease commitments and financing arrangements	—	—	2,936
Other cash flow information:			
Cash paid for interest	161	397	723
Cash paid for income taxes, net	9,634	4,426	14,069

Sales of property and equipment pursuant to sale-leaseback accounting represents the amount of structural assets sold to the landlord at the completion of construction for which the Company was deemed the owner during the construction period, pursuant to sale-leaseback accounting, and for which no cash was received upon transfer of ownership.

B. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	February 2, 2013	January 28, 2012
Leasehold improvements	$ 6,716	$ 4,061
Furniture, fixtures and equipment	35,526	23,089
Computer software	15,075	4,544
Capitalized leases	1,740	1,740
Construction in progress	2,331	9,650
	61,388	43,084
Less accumulated depreciation and amortization	(15,422)	(8,577)
	$ 45,966	$34,507

Depreciation and amortization expense on property and equipment was $6.9 million, $4.2 million and $2.5 million for fiscal years 2012, 2011 and 2010, respectively, and is included in selling, general and administrative expenses. Accumulated amortization on capital leases was $1.1 million and $0.9 million as of February 2, 2013 and January 28, 2012, respectively.

C. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Useful Life	February 2, 2013		January 28, 2012	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized intangible assets:					
Footwear license fee agreement	6.3 years	$ 522	$(357)	$ 522	$(275)
Maternity license fee agreement	2.4 years	24	(24)	24	(24)
Favorable lease rights, net	6.0 years	24	(17)	24	(13)
		570	(398)	570	(312)
Intangible assets not subject to amortization:					
Trade name		1,820	N/A	1,820	N/A
Total		$2,390	$(398)	$2,390	$(312)

Amortization expense on intangible assets was $0.1 million in each of fiscal years 2012, 2011 and 2010, respectively. Future amortization expense on intangible assets is as follows:

2013	$ 86
2014	86
	$172

D. ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 2, 2013	January 28, 2012
Store related accruals	$11,460	$13,599
Associate compensation	3,911	5,785
Gift card liability	2,944	2,747
Accrued real estate taxes	2,214	2,371
Other taxes accrued	2,202	1,903
Interest	58	59
	$22,789	$26,464

E. DEFERRED RENT

The Company records a deferred rent liability to account for tenant improvement allowances and to record rent on a straight-line basis for operating leases. Deferred rent consists of the following:

	February 2, 2013	January 28, 2012
Tenant improvement allowances	$15,727	$ 9,803
Straight-line rent expense	6,270	5,111
	$21,997	$14,914

F. DEBT OBLIGATIONS

Revolving Line of Credit Facility – The Company has a $60.0 million revolving line of credit facility dated February 20, 2009, as amended effective June 1, 2011, with Wells Fargo Bank, N.A. (successor in merger with Wells Fargo Retail Finance, LLC), CIT Bank and PNC Bank ("WF LOC"). The credit facility expires on June 1, 2015. The Company had no borrowings under this revolving line of credit facility at February 2, 2013 or January 28, 2012. Average borrowings during fiscal years 2012 and 2011 were $0 and $0.4 million, respectively.

Borrowings under this facility bear interest at various rates based on the excess availability and time of year, with two rate options at the discretion of management as follows: (1) For base rate advances, borrowings bear interest at the prime rate plus 1.00% during the non-seasonal period and the prime rate plus 1.75% during the seasonal period. When excess availability is $25.0 million or greater, borrowings for the base rate advances bear interest at the prime rate plus 0.75% during the non-seasonal period and the prime rate plus 1.50% during the seasonal period. (2) For LIBOR rate advances, borrowings bear interest at the LIBOR rate plus 2.00% during the non-seasonal period and the LIBOR rate plus 2.75% during the seasonal period. When excess availability is $25.0 million or greater, borrowings for LIBOR advances bear interest at the LIBOR rate plus 1.75% during the non-seasonal period and the LIBOR rate plus 2.50% during the seasonal period. Borrowings available under the WF LOC may not exceed the borrowing base (consisting of specified percentages of credit card receivables and eligible inventory less applicable reserves). The Company must maintain minimum excess availability equal to at least 10% of the borrowing base, or $6.0 million. The Company had $51.0 million and $41.9 million available to borrow at February 2, 2013 and January 28, 2012, respectively. Borrowings under this facility would have borne an interest rate of 4.00% under the base rate option at both February 2, 2013 and January 28, 2012. The Company had outstanding letters of credit included in the borrowing base totaling approximately $0.2 million and $0.4 million as of February 2, 2013 and January 28, 2012, respectively.

An unused line fee is payable quarterly in an amount equal to 0.375% of the sum of the average daily unused revolving commitment plus the average daily unused letter of credit commitment. A customary fee is also payable to the administrative agent under the facility on an annual basis.

Borrowings are secured by the Company's inventory, accounts receivable and all other personal property, except as specifically excluded in the agreement. Among other provisions, the revolving line of credit facility contains certain financial covenants restricting the amount of capital expenditures and dividends that can be paid without consent from the lenders. As of February 2, 2013, the Company was in compliance with all of its debt covenants.

Certain terms of the WF LOC were amended effective June 1, 2011, including a decrease in maximum available borrowings from $78 million to $60 million, a 2.00% reduction in the interest rate for base rate advances and LIBOR rate advances both during seasonal and non-seasonal periods, and a decrease in the unused line fee from 0.50% to 0.375%. The WF LOC allows the Company to increase the maximum borrowings under the facility to $80 million.

The lender under the WF LOC does not have full cash dominion unless the Company fails to maintain sufficient excess availability on the line of credit. The Company maintained sufficient excess availability through February 2, 2013.

The loan, guaranty and security agreement relating to the Company's revolving line of credit facility includes a negative covenant that restricts dividends and other upstream distributions by the Company and its subsidiaries to the extent the Company does not meet minimum excess availability thresholds. Exceptions to this covenant include dividends or other upstream distributions: (i) by subsidiaries of Gordmans, Inc. to Gordmans, Inc. and its other subsidiaries, (ii) that consist of repurchases of stock of employees in an amount not to exceed $500,000 in any fiscal year, (iii) to the Company to pay federal, provincial, state and local income taxes and franchise taxes solely arising out of the consolidated operations of the Company and its subsidiaries, (iv) to the Company to pay certain reasonable directors' fees and out-of-pocket expenses, reasonable and customary indemnities to directors, officers and employees and other expenses in connection with the ordinary corporate governance, overhead, legal and accounting and maintenance and (v) additional distributions and dividends in an aggregate amount not to exceed $1,000,000 during the term of the facility. The loan, guaranty and security agreement also includes a negative covenant that restricts subsidiaries of the Company from making any loans to the Company.

Long-term Debt – Long-term debt consists of the following:

	February 2, 2013	January 28, 2012
Term notes payable	$ —	$ 214
Capital lease obligations	189	630
Total long-term debt	189	844
Less current portion of long-term debt	(189)	(655)
Long-term debt, less current portion	$ —	$ 189

As part of the Company's WF LOC, a $2.0 million Equipment Loan was established in 2008, which the Company paid off in fiscal year 2011. The amended WF LOC allows the Company to obtain up to a $15.0 million equipment term loan.

During 2010, the Company entered into two financing arrangements to purchase software. During fiscal year 2012, the Company paid off the remaining obligation of $0.2 million outstanding at January 28, 2012. Payments of $0.2 million, including fixed interest at 2.6%, were due quarterly through March 2012 and payments of $41 thousand, including fixed interest at 4.9%, were due quarterly through April 2012.

G. LEASES

The Company has entered into short and long term capital and operating lease agreements. These leases relate to retail store locations, the distribution centers and the corporate headquarters. The leases expire on various dates through the year 2028 with most of the leases containing renewal options. Leases for retail store locations typically have base lease terms of 10 years with one or more renewal periods, usually for five years. Certain retail store leases contain provisions for additional rent based on varying percentages of sales.

Total rental expense related to all operating leases (including related party leases and those with terms less than one year) was $43.7 million, $39.4 million and $37.2 million in fiscal years 2012, 2011 and 2010, respectively. Included in total rental expense in each of the fiscal years 2012, 2011 and 2010 is percentage rent of $0.1 million. Percentage rent is calculated as a percent of sales over a specified amount, which varies by lease. Future minimum lease payments under operating leases and future obligations under non-cancelable capital leases as of February 2, 2013 are as follows:

	Operating Leases	Capital Leases
2013	$ 45,641	$ 190
2014	45,895	—
2015	40,863	—
2016	33,339	—
2017	29,517	—
After 2017	123,622	—
Total minimum lease payments	$318,877	190
Less: capital lease amount representing interest		(1)
Present value of minimum lease payments		189
Less: current maturities of capital lease obligations		(189)
Noncurrent maturities of capital lease obligations		$ —

H. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Current:			
Federal	$10,172	$ 7,653	$8,356
State	968	916	624
	11,140	8,569	8,980
Deferred:			
Federal	2,456	5,639	579
State	523	904	59
	2,979	6,543	638
Total	$14,119	$15,112	$9,618

The tax effects of significant items comprising the Company's deferred income tax assets and liabilities as of February 2, 2013 and January 28, 2012 are as follows:

	February 2, 2013	January 28, 2012
Deferred income tax assets:		
Leases	$ 2,383	$ 1,942
Merchandise inventories	1,330	962
Accrued compensation	1,195	905
Prepaid expenses and other assets	371	187
Gift certificates	226	819
Accrued expenses	197	223
State net operating loss carryforwards	71	98
State tax credit carryforwards	—	99
	5,773	5,235
Deferred income tax liabilities:		
Property and equipment	(6,601)	(4,776)
Software	(5,034)	(3,310)
Intangibles	(757)	(789)
	(12,392)	(8,875)
Net deferred income tax liability	(6,619)	(3,640)
Less: Current deferred income tax asset	(2,617)	(2,964)
Long-term deferred income tax liability	$ (9,236)	$(6,604)

The reconciliation of income tax computed at the U.S. statutory rate to income tax expense is as follows:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State income tax expense, net of federal tax effect	2.5	2.9	2.5
Nondeductible expenses	0.3	0.2	0.9
Other	(0.3)	(0.6)	(0.3)
Total income tax expense	37.5%	37.5%	38.1%

As of February 2, 2013, the Company had state net operating loss carryovers of $2.3 million. These carryovers will expire by 2031 if not utilized by then. The tax effect of these carryovers is recorded as a deferred income tax asset in the consolidated balance sheets.

The Company recognized income tax benefits related to the deductibility of share-based compensation of $5.6 million in fiscal 2011, which was recorded as an increase in additional paid-in capital and a reduction of income taxes payable. $5.5 million relates to restricted stock issued and $0.1 million relates to stock options exercised, both in fiscal 2011.

The Company determined no unrecognized tax benefits for the fiscal years ended February 2, 2013 and January 28, 2012, including interest and penalties, were necessary to be recorded in the consolidated financial statements. As such, the Company does not expect there to be an impact on the effective tax rate.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions in which a statute of limitations period exists. After the statute period expires, the tax authorities may no longer assess additional income taxes for the expired period. Additionally, once the statute period expires, the Company is no longer eligible to file claims for refund for any taxes that may have been overpaid.

As of February 2, 2013, four tax periods are subject to audit by the United States Internal Revenue Service (IRS), covering the tax years ended February 2, 2013; January 28, 2012; January 29, 2011; and January 30, 2010. Various state jurisdiction tax years remain open to examination as well.

The Company believes there will be no change in its reserves for certain unrecognized tax benefits during the next 12 months.

I. EMPLOYEE BENEFITS

The Company offers a 401(k) savings plan that allows associates to defer a percentage of their income by making pretax contributions to the savings plan. The Company provides a matching contribution equal to 50% of associate deferrals up to a maximum of 4% of associate compensation. During each of fiscal years 2012, 2011 and 2010, the Company contributed $0.4 million to the plan. The Company's contributions vest immediately.

In June 2010, the Company authorized the termination of the Executive Deferred Compensation Plan (the "Plan"), which covered the Company's executive officers. Unfunded existing Plan liabilities of $0.7 million were paid to participants during fiscal year 2011. The Plan liability was established by the amount of the participant contributions made through salary deferral and the amount of the Company match not to exceed 6% of the participant's base salary. Company matching obligations vested as of September 17, 2008. The Company match of executive contributions was reduced to 0% effective February 1, 2009; however, the Company continued to incur interest costs on the Plan liability. The Company's matching and interest obligations for fiscal years 2011 and 2010 were $13 thousand and $47 thousand, respectively. The interest accrued on the outstanding obligation to the Plan was determined by using an average composite of Moody's Seasoned Corporate Bond Yield Index, which was 5.40% at January 28, 2012.

J. EARNINGS PER SHARE

The following is a reconciliation of the outstanding shares utilized in the computation of earnings per common share:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Basic weighted average shares outstanding	19,165,260	19,098,377	17,212,019
Dilutive effect of non-vested stock and stock options	239,958	271,913	242,439
Diluted weighted average shares outstanding	19,405,218	19,370,290	17,454,458

The anti-dilutive effect of 126,229 and 86,116 stock options has been excluded from diluted weighted average shares outstanding for the fiscal years ended February 2, 2013 and January 28, 2012, respectively. There were no anti-dilutive stock options excluded from diluted weighted average shares outstanding for the fiscal year ended January 29, 2011.

K. SHARE-BASED COMPENSATION

The Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan (the "2010 Plan") provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents and other share-based awards. Directors, officers and other associates of the Company and its subsidiaries, as well as others performing consulting or advisory services, are eligible for grants under the 2010 Plan. As amended by the Board of Directors on April 29, 2011 and approved by the stockholders of the Company on May 24, 2011, an aggregate of 2,573,086 shares of the Company's common stock are available under the 2010 Plan, subject to adjustments for stock splits and other actions affecting the Company's common stock. The exercise price of an option granted under the 2010 Plan will not be less than 100% of the fair value of a share of the Company's common stock on the date of grant, provided the exercise price of an incentive stock option granted to a person holding greater than 10% of the Company's voting power may not be less than 110% of such fair value on such date. The term of each option may not exceed ten years or, in the case of an incentive stock option granted to a ten percent stockholder, five years. During fiscal years 2012 and 2011, 343,600 and 518,700 options, respectively, were granted pursuant to the 2010 Plan.

In connection with the Company's initial public offering, all existing options outstanding (1,285,570 shares issuable at a weighted average exercise price of $2.66 per share) under the 2009 Stock Option Plan were terminated. In exchange, each participant received the following awards under the 2010 Plan: (1) 12 months from the date of the option termination agreement, vested restricted stock to replace the intrinsic value of the participant's vested options under the 2009 Stock Option Plan and (2) unvested restricted stock to replace the intrinsic value of the participant's unvested options under the 2009 Stock Option Plan, with a similar vesting schedule as that of the existing options. The termination and exchange of options did not result in any additional compensation expense. In addition, each participant received options in an amount determined by the Compensation Committee of the Company's Board of Directors, with an exercise price equal to the Company's initial public offering price, subject to time vesting at a rate of 20% per year over five years. In exchange for 1,285,570 stock options outstanding at the time of the initial public offering, 977,547 shares of restricted stock were awarded on August 11, 2011, which was 12 months from the date of the option termination agreements. Similar to other shares of common stock outstanding, restricted stock, upon vesting, entitles the holder to vote the shares and to receive any dividends or dividend equivalents paid by the Company.

As of February 2, 2013, there were 564,346 shares of common stock available for future grants under the 2010 Plan.

A summary of restricted stock activity during fiscal year 2012 is set forth in the table below:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Non-vested, January 28, 2012	220,618	$ 2.36
Granted	73,600	17.85
Forfeited	(24,942)	6.09
Vested	(101,014)	2.36
Non-vested, February 2, 2013	168,262	$ 8.58

Restricted stock awarded during fiscal year 2012 vests at varying rates of 25% per year over four years and 20% per year over five years as applicable. Unrecognized compensation expense on the restricted stock was $1.3 million at February 2, 2013, which is expected to be recognized over a period of 2.5 years. The total fair value of shares vested during the fiscal years ended February 2, 2013 and January 28, 2012 was $1.9 million and $5.2 million, respectively. The Company repurchased 399,780 shares from participants on August 11, 2011 pursuant to the restricted stock agreements at a fair value of $17.21 per share, which is reflected as a financing cash outflow in the consolidated statement of cash flows for fiscal year 2011. The Company recorded an excess tax benefit of $5.5 million related to the restricted stock repurchased from participants, which is reflected as a financing cash inflow in the consolidated statement of cash flows for fiscal year 2011.

A summary of stock option activity during fiscal year 2012 is as follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value[1]
Outstanding, January 28, 2012	686,022	$14.15		
Granted	343,600	18.10		
Forfeited	(82,030)	15.46		
Outstanding, February 2, 2013	947,592	15.47	8.6	$ —
Exercisable, February 2, 2013	180,569	13.19	7.9	—
Vested or expected to vest at February 2, 2013	923,057	15.44	8.6	—

(1) The aggregate intrinsic value for stock options is the difference between the current market value of the Company's stock as of February 2, 2013 and the option strike price. The stock price at February 2, 2013 was $12.21, which was below the weighted average exercise price for options outstanding, exercisable, and vested or expected to vest at February 2, 2013.

The stock options outstanding and exercisable as of February 2, 2013 were in the following exercise price ranges:

	Options Outstanding			Options Exercisable	
Exercise Price	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Number	Weighted Average Exercise Price
$11.00	235,792	$11.00	7.5	101,729	$11.00
$12.68 to $14.62	73,200	12.94	8.9	13,020	12.79
$16.64 to $19.71	638,600	17.41	9.0	65,820	16.64
	947,592	15.47	8.6	180,569	13.19

The following table summarizes information regarding non-vested outstanding stock options for fiscal year 2012:

	Number of Stock Options	Weighted Average Fair Value at Grant Date
Non-vested at January 28, 2012	670,101	$14.23
Granted	343,600	18.10
Vested	(129,704)	13.19
Forfeited	(82,030)	15.46
Non-vested at February 2, 2013	801,967	15.93

There were no stock options exercised in fiscal 2012. The Company received $0.4 million of proceeds from the exercise of stock options and realized a $0.1 million tax benefit related to the stock options exercised in fiscal 2011, both of which are reflected as financing cash inflows in the consolidated statement of cash flows for fiscal year 2011. The aggregate intrinsic value of stock options exercised in fiscal year 2011 was $0.3 million. Options forfeited are immediately available for grant under the 2010 Plan. There were no changes in the estimated forfeiture rate in fiscal 2012. Additional share-based compensation expense of $0.2 million was recorded in fiscal 2011 resulting from changes in the forfeiture rate.

The Company used the Black-Scholes option valuation model to estimate fair value of the options. This model required an estimate of the volatility of the Company's share price; however, because the Company's shares or options were not publicly traded for a significant period of time, it determined that it was not practical for it to estimate the expected volatility of its share price. Thus, the Company accounted for equity share options based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity's share price. The historical volatility was calculated using comparisons to peers in the Company's market sector, which was chosen due to the proximity of size and industry to the Company over the expected term of the option.

In determining the expense to be recorded for options, the significant assumptions utilized in applying the Black-Scholes option valuation model are the risk-free interest rate, expected term, dividend yield and expected volatility. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the assumption in the model. For fiscal year 2012 and 2011 stock option grants, the expected term of the option awards is estimated using the simplified method, or the average of the vesting period and the original contractual term, as it is not practical for the Company to use its historical experience to estimate the expected term because the Company's shares have not been publicly traded for a significant period of time. In fiscal year 2010, the expected term of the option awards was based on historical experience of similar awards.

The weighted average assumptions used by the Company in applying the Black-Scholes valuation model for option grants during fiscal years 2012, 2011 and 2010 are illustrated in the following table:

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Risk-free interest rate	1.00 to 1.50%	1.50 to 2.00%	1.90%
Dividend yield	2.00%	2.00%	2.00%
Expected volatility	34.00%	34.00%	42.00%
Expected life (years)	6.25 to 6.50	6.50	5.00
Weighted average fair value of options granted	$5.01	$4.67	$ 3.30

Stock options have ten-year contractual terms and vest at varying rates of either 20% per year over five years or 25% per year over four years as applicable. None of the stock options outstanding at February 2, 2013 were subject to performance or market-based vesting conditions. As of February 2, 2013, the unrecognized compensation expense on stock options, net of expected forfeitures, was $3.1 million, which is expected to be recognized over a weighted average period of 3.4 years. The total fair value of options vested during the fiscal years ended February 2, 2013, January 28, 2012, and January 29, 2011 was $1.6 million, $0.7 million and $0, respectively.

Share-based compensation expense for fiscal years 2012, 2011 and 2010 was $1.0 million, $1.4 million and $0.5 million, respectively.

L. RELATED PARTY DISCLOSURE

The Company paid consulting fees to Sun Capital Management, an affiliate of Sun Gordmans, LP. In connection with the initial public offering, the Company paid Sun Capital Management $0.6 million in transaction consulting fees and $7.5 million for termination of the consulting agreement. Consequently, as of August 10, 2010, the Company no longer has a financial obligation to pay management fees to Sun Capital Management under the consulting agreement. The Company incurred fees and expenses of $1.7 million to Sun Capital Management under the terms of the consulting agreement during fiscal year 2010.

In connection with the initial public offering, the Company entered into a services agreement with Sun Capital to (1) reimburse Sun Capital for out-of-pocket expenses incurred in providing consulting services to the Company and (2) provide Sun Capital with customary indemnification for any such services. During fiscal years 2012, 2011 and 2010, the Company incurred fees of $56 thousand, $44 thousand and $25 thousand, respectively, to Sun Capital Management under the terms of the services agreement.

M. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this report, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

N. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited selected financial information in each quarter for fiscal 2012 and 2011, respectively:

	Fiscal 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$133,922	$128,238	$143,072	$202,460
Gross profit	63,491	58,693	64,273	78,384
Net income	8,050	3,545	3,995	7,941
Basic earnings per share(1)	0.42	0.19	0.21	0.41
Diluted earnings per share(1)	0.41	0.18	0.21	0.41

	Fiscal 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$117,679	$117,020	$131,629	$185,148
Gross profit	55,949	52,484	59,233	74,313
Net income	7,281	2,936	4,749	10,207
Basic earnings per share(1)	0.38	0.15	0.25	0.54
Diluted earnings per share(1)	0.38	0.15	0.25	0.53

(1) Basic and diluted shares outstanding are computed independently for each quarter presented, and therefore, may not sum to the totals for the year.

Revenue is typically higher in the third and fourth quarters than in the first and second quarters due to seasonal back-to-school and holiday shopping patterns. The Company's quarterly operating results may fluctuate significantly as a result of these events and a variety of other factors. Operating results for any quarter are not necessarily indicative of results for a full year. Fiscal 2012 is a 53-week fiscal year, while fiscal 2011 is a 52-week year. As a result, the fourth quarter of fiscal 2012 includes 14 weeks compared to 13 weeks in the fourth quarter of fiscal 2011.

GORDMANS STORES, INC. AND SUBSIDIARIES

Schedule I – Condensed Parent Company Only Financial Statements

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company's operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries' revolving line of credit facility.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

GORDMANS STORES, INC.

CONDENSED PARENT COMPANY BALANCE SHEETS

(in 000's except share data)

	February 2, 2013	January 28, 2012
ASSETS		
Investment in subsidiary	$ 102,388	$77,723
TOTAL ASSETS	$ 102,388	$77,723
LIABILITIES AND STOCKHOLDERS' EQUITY		
Preferred stock — $0.001 par value; 5,000,000 shares authorized, none issued and outstanding as of February 2, 2013 and January 28, 2012, respectively	$ —	$ —
Common stock —$0.001 par value; 50,000,000 shares authorized, 19,804,102 issued and 19,404,322 outstanding as of February 2, 2013, 19,715,444 issued and 19,315,664 outstanding as of January 28, 2012	19	19
Additional paid-in capital	52,461	51,327
Retained earnings	49,908	26,377
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 102,388	$77,723

GORDMANS STORES, INC.

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

(in 000's)

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
Equity in earnings of subsidiary	$24,487	$26,594	$16,121
Share-based compensation expense	(956)	(1,421)	(523)
Net income	$23,531	$25,173	$15,598

GORDMANS STORES, INC.

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

(in 000's)

	Year Ended February 2, 2013	Year Ended January 28, 2012	Year Ended January 29, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 23,531	$ 25,173	$ 15,598
Adjustment to reconcile net income to net cash provided by / (used in) operating activities:			
Share-based compensation expense	956	1,421	523
Equity in earnings of subsidiary	(24,487)	(26,594)	(16,121)
Net cash provided by / (used in) operating activities	—	—	—
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in subsidiary	(178)	(5,955)	(29,983)
Dividends received from subsidiary	—	6,879	20,000
Net cash provided by / (used in) investing activities	(178)	924	(9,983)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	—	—	(20,000)
Repurchase of common stock	—	(6,879)	—
Tax benefit received on common stock repurchased and stock options exercised	—	5,573	—
Proceeds from issuance of common stock pursuant to initial public offering, net of transaction costs of $2,899	—	—	29,983
Proceeds from issuance of common stock pursuant to public offering, net of transaction costs of $457	178	—	—
Proceeds from the exercise of stock options	—	382	—
Net cash provided by / (used in) investing activities	178	(924)	9,983
NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, Beginning of period	—	—	—
CASH AND CASH EQUIVALENTS, End of period	$ —	$ —	$ —

GORDMANS STORES, INC. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(in 000's)

	Reserve for Sales Returns			
	Beginning of Year Balance	Amount Charged to Net Income	Sales Returns	End of Year Balance
Year Ended February 2, 2013	$ 165	$37,601	$(37,571)	$195
Year Ended January 28, 2012	135	28,962	(28,932)	165
Year Ended January 29, 2011	120	28,690	(28,675)	135

	Allowance for Doubtful Accounts			
	Beginning of Year Balance	Amount Charged to Net Income	Write-off of uncollectible accounts	End of Year Balance
Year Ended February 2, 2013	$ 39	$ 186	$ (88)	$137
Year Ended January 28, 2012	18	25	(4)	39
Year Ended January 29, 2011	22	4	(8)	18

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13(a) –15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K pursuant to Rule 13(a) –15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a) –15(f) and 15(d) –15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP") and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2013, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework*. Based on our assessment, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that the Company's internal control over financial reporting was effective as of February 2, 2013.

The Company's independent registered public accounting firm, Grant Thornton LLP, audited the consolidated financial statements included in this Annual Report on Form 10-K under Item 8 and, as part of its audit, audited the effectiveness of the Company's internal control over financial reporting. Their attestation report is included herein.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended February 2, 2013 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Gordmans Stores, Inc.

We have audited the internal control over financial reporting of Gordmans Stores, Inc. (the "Company") as of February 2, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended February 2, 2013, and our report dated April 17, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Kansas City, Missouri
April 17, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Gordmans Stores, Inc. Code of Conduct (the "Code") applies to all of our associates, including our directors and executive officers, and is publicly available on our internet website at www.gordmans.com. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the Code that applies to our principal executive officer and our principal financial officer / principal accounting officer and relates to any element of the definition of code of ethics set forth in Item 406(b) of Regulation S-K by posting such information on our website, www.gordmans.com.

All other information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, which we will file with the Securities and Exchange Commission within 120 days after our fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, which we will file with the Securities and Exchange Commission within 120 days after our fiscal year end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, which we will file with the Securities and Exchange Commission within 120 days after our fiscal year end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, which we will file with the Securities and Exchange Commission within 120 days after our fiscal year end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated by reference to the information set forth in our Definitive Proxy Statement, which we will file with the Securities and Exchange Commission within 120 days after our fiscal year end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements: See "Financial Statements" under Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules: See "Financial Statement Schedules" under Item 8 of this Annual Report on Form 10-K.

All other schedules are omitted because they are not applicable or the required information is presented in the audited consolidated financial statements or the notes thereto.

3. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger among Midwest Shoppes Intermediate Holding Corp., Midwest Shoppes Integrated, Inc., Gordmans, Inc. and Jeffrey J. Gordman, dated as of September 5, 2008 (incorporated by reference to Exhibit 2.1 of Amendment #6 of our Registration Statement on Form S-1 filed on August 4, 2010, No. 333-166436)
3.1	Amended and Restated Certificate of Incorporation of Gordmans Stores, Inc. (incorporated by reference to Exhibit 3.1 of Amendment #5 of our Registration Statement on Form S-1 filed on August 3, 2010, No. 333-166436)
3.2	Amended and Restated Bylaws of Gordmans Stores, Inc. (incorporated by reference to Exhibit 3.2 of Amendment #5 of our Registration Statement on Form S-1 filed on August 3, 2010, No. 333-166436)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of Amendment #4 of our Registration Statement on Form S-1 filed on August 2, 2010, No. 333-166436)
10.1	Registration Agreement by and among Midwest Shoppes Holding Corp. (n/k/a Gordmans Stores, Inc.), Sun Midwest Shoppes, LLC (n/k/a Sun Gordmans, LP) and the other stockholders party thereto, dated as of September 17, 2008 (incorporated by reference to Exhibit 10.1 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)
10.2	Jeffrey J. Gordman Employment Letter Agreement, dated October 16, 2008 (incorporated by reference to Exhibit 10.2 of Amendment #3 of our Registration Statement on Form S-1 filed on July 23, 2010, No. 333-166436)*
10.3	Richard H. Heyman Severance Agreement Letter, dated January 12, 2010 (incorporated by reference to Exhibit 10.3 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)*
10.4	Michael D. James Severance Agreement Letter, dated January 12, 2010 (incorporated by reference to Exhibit 10.4 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)*
10.5	Johanna K. Lewis Severance Agreement Letter, dated January 13, 2013
10.6	Michael S. Morand Severance Agreement Letter, dated January 12, 2010 (incorporated by reference to Exhibit 10.7 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)*
10.7	Michael E. Wirkkala Severance Agreement Letter, dated October 31, 2011 (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K, filed on November 2, 2011)*
10.8	Tracie L. Wickenhauser Severance Agreement Letter, dated January 9, 2012 (incorporated by reference to Exhibit 10.8 of our Annual Report on Form 10-K, filed on March 29, 2012)*

10.9 Roger L. Glenn Severance Agreement Letter, dated August 20, 2012 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 10-Q, filed on November 29, 2012)*

10.10 Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 of our Annual Report on Form 10-K, filed on March 29, 2012) *

10.11 Amendment No. 1 to the Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 of our Annual Report on Form 10-K, filed on March 29, 2012) *

10.12 Loan, Guaranty and Security Agreement by and among Gordmans, Inc., as Borrower, the Guarantors signatory thereto, as Credit Parties, the Lenders signatory thereto, as the Lenders, and Wells Fargo Retail Finance, LLC, as Administrative Agent and Joint Lead Arranger, and CIT Capital Securities LLC, as Syndication Agent and Joint Lead Arranger, dated as of February 20, 2009 (incorporated by reference to Exhibit 10.9 of Amendment #4 of our Registration Statement on Form S-1 filed on August 2, 2010, No. 333-166436)

10.13 First Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., as Borrower, the Guarantors signatory thereto, as Credit Parties, the Lenders signatory thereto, as the Lenders, and Wells Fargo Retail Finance, LLC, as Administrative Agent and Joint Lead Arranger, and CIT Capital Securities LLC, as Syndication Agent and Joint Lead Arranger, dated as of March 16, 2009 (incorporated by reference to Exhibit 10.10 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)

10.14 Notice of Request for Revolver Increase, dated as of March 31, 2009 (incorporated by reference to Exhibit 10.11 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)

10.15 Second Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., as Borrower, the Guarantors signatory thereto, as Credit Parties, the Lenders signatory thereto, as the Lenders, and Wells Fargo Retail Finance, LLC, as Administrative Agent and Joint Lead Arranger, and CIT Capital Securities LLC, as Syndication Agent and Joint Lead Arranger, dated as of December 23, 2009 (incorporated by reference to Exhibit 10.12 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)

10.16 Consent and Third Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., the other credit parties signatory thereto, the lenders party thereto and Wells Fargo Retail Finance, LLC, dated June 30, 2010 (incorporated by reference to Exhibit 10.32 of Amendment #3 of our Registration Statement on Form S-1 filed on July 23, 2010, No. 333-166436)

10.17 Fourth Amendment to Loan, Guaranty and Security Agreement by and among Gordmans, Inc., the other credit parties signatory thereto, the lenders party thereto and Wells Fargo Retail Finance, LLC, dated June 30, 2010 (incorporated by reference to Exhibit 10.33 of Amendment #2 of our Registration Statement on Form S-1 filed on June 30, 2010, No. 333-166436)

10.18 Fifth Amendment to Loan, Guaranty and Security Agreement, by and among Gordmans, Inc., each of the other credit parties signatory thereto, the lenders party thereto and Wells Fargo Bank, National Association, as arranger and administrative agent, dated June 1, 2011 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on June 7, 2011)

10.19 Lease Agreement by and between NL Ventures VII Douglas, L.L.C., as Lessor, and Gordmans, Inc., as Lessee, dated as of November 21, 2008 (incorporated by reference to Exhibit 10.13 of Amendment #4 of our Registration Statement on Form S-1 filed on August 2, 2010, No. 333-166436)

10.20 Industrial Building Lease by and between Nebraska Furniture Mart, Inc., as Landlord, and Gordmans, Inc., as Tenant, dated as of December 2, 2005 (incorporated by reference to Exhibit 10.14 of Amendment #3 of our Registration Statement on Form S-1 filed on July 23, 2010, No. 333-166436)

10.21	First Amendment to Industrial Building Lease by and between Nebraska Furniture Mart, Inc., as Landlord, and Gordmans, Inc., as Tenant, dated March 1, 2006 (incorporated by reference to Exhibit 10.15 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)
10.22	Second Amendment to Industrial Building Lease by and between Nebraska Furniture Mart, Inc., as Landlord, and Gordmans, Inc., as Tenant, dated March 31, 2008 (incorporated by reference to Exhibit 10.16 of Amendment #3 our Registration Statement on Form S-1 filed on July 23, 2010, No. 333-166436)
10.23	Build to Suit Distribution Center Lease Agreement by and between Ambrose Monrovia, LLC, as Landlord, and Gordmans Distribution Company, Inc., as Tenant, dated January 14, 2013
10.24	Amended and Restated Sublease Agreement by and between A.G. Realty Company, as Landlord, and Gordmans, Inc., as Tenant, dated July 21, 2008 (incorporated by reference to Exhibit 10.17 of Amendment #1 of our Registration Statement on Form S-1 filed on June 4, 2010, No. 333-166436)
10.25	Form of Restricted Stock Agreement under the Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.47 of Amendment #2 of our Registration Statement on Form S-1 filed on June 30, 2010, No. 333-166436)*
10.26	Form of Incentive Stock Option Agreement under the Gordmans Stores, Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.48 of Amendment #2 of our Registration Statement on Form S-1 filed on June 30, 2010, No. 333-166436)*
10.27	Services Agreement by and between Gordmans Stores, Inc. and Sun Capital Partners Management V, LLC, dated July 16, 2010 (incorporated by reference to Exhibit 10.49 of Amendment #3 of our Registration Statement on Form S-1 filed on July 23, 2010, No. 333-166436)
21.1	List of subsidiaries of Gordmans Stores, Inc. (incorporated by reference to Exhibit 21.1 of Annual Report on Form 10-K filed on March 31, 2011)
23.1	Consent of Grant Thornton, LLP
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

* Indicates management contract or compensatory plan or arrangement.

** These exhibits are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such exhibits will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we incorporate them by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2013

GORDMANS STORES, INC.

By: /s/ JEFF GORDMAN

Jeff Gordman
President, Chief Executive Officer and Secretary
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Jeff Gordman and Michael D. James, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on April 17, 2013:

Signature	Title
/s/ JEFF GORDMAN Jeff Gordman	President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)
/s/ MICHAEL D. JAMES Michael D. James	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)
/s/ T. SCOTT KING T. Scott King	Chairman of the Board of Directors
/s/ STEWART M. KASEN Stewart M. Kasen	Director
/s/ JASON H. NEIMARK Jason H. Neimark	Director
/s/ DONALD V. ROACH Donald V. Roach	Director
/s/ JAMES A. SHEA James A. Shea	Director
/s/ KENNETH I. TUCHMAN Kenneth I. Tuchman	Director



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BOARD OF DIRECTORS

Scott King
Chairman
Senior Managing Director of Sun Capital Partners, Inc.

Jeff Gordman
President & Chief Executive Officer

Stewart Kasen
Retired - Former President & Chief Executive Officer
S&K Famous Brands, Inc.

Jason Neimark
Managing Director of Sun Capital Partners, Inc.

Don Roach
Group Chief Financial Officer of Sun Capital Partners, Inc.

James Shea
Retired - Former Executive Vice President
of Merchandising & Marketing, AutoZone, Inc.

Ken Tuchman
Vice Chairman, BMO Capital Markets

OFFICERS

Jeff Gordman
President & Chief Executive Officer

Mike Morand
Executive Vice President & Chief Merchandising Officer

Mike Wirkkala
Executive Vice President of Operations & Chief Operating Officer

Roger Glenn
Senior Vice President of Human Resources

Richard Heyman
Senior Vice President & Chief Information Officer

Mike James
Senior Vice President & Chief Financial Officer

Tracie Wickenhauser
Senior Vice President of Stores


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